Exhibit 99.1

PROVINCE OF MANITOBA

This description of Province of Manitoba is dated as of November 28th, 2023 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2023.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Province of Manitoba (the Province). The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province’s Annual Report to the U.S. Securities and Exchange Commission (the Commission) on Form 18-K for the fiscal year ended March 31, 2023. Additional information with respect to the Province is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments are available at the Commission’s website at http://www.sec.gov. Copies of those documents may also be obtained from Province of Manitoba, Department of Finance, Treasury Division, 350-363 Broadway, Winnipeg, Manitoba Canada, R3C 3N9.

The fiscal year of the Province ends March 31. Fiscal 2023 and 2022-2023 refer to the fiscal year ended March 31, 2023 and, unless otherwise indicated, 2022 means the calendar year ended December 31, 2022. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars ($ or C$) and all references to dollars are to Canadian dollars.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy (1)

	Year Ended December 31,					Compound Annual Growth Rate (%) 2018-2022
	2018	2019	2020	2021	2022

	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product	$73,373	$74,627	$72,963	$79,703	$86,531	4.2
Change in Real Gross Domestic Product
Manitoba	2.0%	1.2%	-4.1%	1.3%	3.3%
Canada	2.8%	1.9%	-5.0%	5.3%	3.8%
Manufacturing Shipments	$18,999	$18,935	$18,628	$21,483	$25,285	7.4
Farm Cash Receipts	6,625	6,662	7,012	8,494	9,749	10.1
Capital Investment	9,392	9,476	7,944	7,668	8,140	-3.5
Primary Household Income	46,329	47,339	47,459	50,840	54,506	4.1
Population at July 1 (in 000’s)	1,358	1,374	1,382	1,396	1,424	1.0
Average Unemployment Rate	5.9%	5.3%	8.1%	6.5%	4.6%
Change in Consumer Price Index	2.5%	2.2%	0.5%	3.3%	7.9%
Average Exchange Rate (C$ per US$)	$1.2957	$1.3269	$1.3407	$1.2537	$1.3018

(1)	See “Selected Economic Indicators — Economic and Fiscal Overview” on page 8 for updates to certain key economic indicators.

Revenue and Expense of the Government Reporting Entity (2)

	Year Ended March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars)
Total Revenue	$17,828	$18,479	$18,602	$19,944	$22,144
Total Expense	(17,977)	(18,474)	(20,726)	(20,694)	(21,874)

Summary Net Income (Loss)	$(149)	$5	$(2,124)	$(750)	$270

(2)	See “Statement of Revenue and Expense of the Government Reporting Entity” on page 21.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars, unless otherwise indicated)
Consisting of
Net Direct Funded Borrowings	$49,154	$50,594	$53,423	$55,287	$55,684
Net Guaranteed Borrowings	61	61	61	111	111

	$49,215	$50,655	$53,484	$55,398	$56,795
Issued for
General Government Programs (1)	$21,575	$21,531	$23,571	$24,533	$25,800
Self-Sustaining Purposes	27,640	29,124	29,913	30,865	30,995

	$49,215	$50,655	$53,484	$55,398	$56,795
General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	29.4%	28.9%	32.0%	30.7%	29.8%
Self-Sustaining Purposes Borrowings as a Percentage of Nominal Gross Domestic Product	37.7%	39.0%	40.6%	38.7%	35.8%

(1)	Total borrowings issued for General Government Programs includes borrowings for Capital Assets, Teacher’s Retirement Allowance Fund and Civil Service Superannuation Fund.

Summary Net Debt

	As of March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$32,862	$35,139	$37,533	$38,665	$42,002

Liabilities:
Taxpayer-supported debt	29,166	29,272	31,339	32,398	33,098
Borrowings on behalf of Manitoba Hydro Electric Board	21,501	23,078	23,936	24,587	24,421
Accounts payable, accrued charges provisions and unearned revenue	4,376	5,123	6,543	6,603	7,518
Derivative financial instruments (2)	—	—	—	—	2,874
Asset retirement obligations	700	730	760	788	757
Pension liability	2,914	3,107	3,321	3,487	3,597

Total Liabilities	58,657	61,310	65,899	67,863	72,265

Summary Net Debt	$25,795	$26,171	$28,366	$29,198	$30,263

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	35.2%	35.1%	38.5%	36.6%	34.4%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in government business enterprises and other financial assets.
(2)

Effective April 1, 2022 the government adopted PS 3450 Financial Instruments. This new standard requires the inclusion of derivative liabilities on the statement of financial position. Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the effective date of this new standard are not reversed and, therefore, the prior periods have not been restated.

MAP OF THE PROVINCE OF MANITOBA

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Wind Generating Stations
Major Mining Centres
Major Centres
Nunavut
Hudson Bay
Churchill
Limestone
Long Spruce
Kettle
Keeyask
Kelsey
Laurie River #2
Laurie River #1
Thompson
Wuskwatim
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Ontario
Saskatchewan
Brandon
Portage la Prairie
WINNIPEG
Steinbach
St. Leon
St. Joseph
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

THE PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the centre of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. Manitoba has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by Manitoba. Cultivated land comprises 28,000 square miles in the southern part of Manitoba. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2023 was 1,454,902, an increase of 2.9% over the prior year. The Winnipeg Census Metropolitan Area had an estimated population of 871,778 on July 1, 2022, an increase of 1.5% over the prior year. Winnipeg, the capital of Manitoba, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. Winnipeg is also a major air, rail and truck transportation hub by virtue of its geographical position in the centre of the continent.

The second-largest city in Manitoba is Brandon, with an estimated population of 54,535 on July 1, 2022, an increase of 1.1% over the prior year. Brandon, in western Manitoba, is a major supply centre for the agriculture industry, as well as an agriculture-related manufacturing centre.

Constitutional Framework

Canada consists of a federation of Provinces and Territories. A constitutional division of powers between the Federal and Provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the constitution of Canada (the Constitution) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. The Legislature of each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over areas not assigned to the Provincial Legislatures, including such matters as aboriginal persons’ civil rights, the Federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings. The Provinces and the Parliament of Canada have shared jurisdictions over immigration, health care, environment and agriculture.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to cities, municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General in Council on the advice of the Prime Minister of Canada.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor, usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of four years, subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the last general election of members of the Legislative Assembly, held on October 3, 2023, the New Democratic Party of Manitoba was elected with 34 of 57 seats. Unless it is called earlier, in accordance with The Elections Act (Manitoba) (the Elections Act), the next Provincial election is to take place in October 2027.

The following table sets forth the results of the four most recent elections of the Province and the current standing of the Legislative Assembly.

	Number of Members
	2011	2016	2019	2023
New Democratic Party of Manitoba	37	14	18	34
Progressive Conservative Party of Manitoba	19	40	36	22
Manitoba Liberal Party	1	3	3	1

Total	57	57	57	57

ECONOMY

General

The Manitoba economy is among the most diversified in Canada, with ten sectors contributing at least 5% of real Gross Domestic Product (GDP). Manitoba’s major commercial sectors are: manufacturing, construction, transportation and warehousing, retail trade, finance and insurance, and agriculture. Major non-commercial sectors include health and social services, public administration, and education. Centrally located in Canada, Manitoba is a major transportation hub, with national and international air and rail cargo linkages, an ocean port, and a substantial trucking industry.

Economic growth in Manitoba has been among the most stable in Canada, reflecting some of the Province’s structural characteristics, and resulting in a labour force characterized by low unemployment rates and high participation rates. Manitoba’s interprovincial and international exports are diversified in both composition and destination. Historically and compared to other Provinces, Manitoba has generated a stable profile of annual growth in most key economic indicators including in real GDP, employment, international exports, manufacturing sales, and compensation of employees.

Statistics Canada estimates that Manitoba’s real GDP at market prices rose by 3.3% in 2022, compared to an increase by 1.3% in 2021 and a decrease by 4.14% in 2020. In contrast, Canada’s real GDP increased by 3.84% in 2022, increased by 5.3% in 2021 and decreased by 5.0% in 2020.

The following table presents growth rates in 2022 for key economic indicators and selected sectors of the economy for Manitoba and Canada.

	Manitoba (%)	Canada (%)
Housing Starts	0.9	-3.4
Retail Sales	8.6	8.3
Manufacturing Sales	17.7	18.1
Nominal Gross Domestic Product	8.6	11.8
Real Gross Domestic Product	3.3	3.8
Capital Investment	6.2	11.7
Foreign Merchandise Exports	18.9	24.9
Farm Cash Receipts	14.8	14.8
Consumer Price Index	7.9	6.8
Employment	3.2	4.0
Unemployment Rate	4.6	5.3
Population	1.2	1.8

The following table presents select indicators of economic activity and compound annual growth rates for Manitoba and Canada for the calendar years 2018 through 2022. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth, compounded annually.

SELECTED ECONOMIC INDICATORS

	Year Ended December 31,					Compound Annual Growth Rate (%) 2018-2022
	2018	2019	2020	2021	2022

	(In millions of dollars, unless otherwise indicated)
Nominal Gross Domestic Product (1)
Manitoba	$73,373	$74,627	$72,963	$79,703	$86,531	4.2
Canada	2,235,675	2,313,563	2,220,527	2,517,123	2,813,289	5.9
Real Gross Domestic Product (2)
Manitoba	$72,648	$73,505	$70,493	$71,396	$73,728	0.4
Change	1.9%	1.2%	-4.1%	1.3%	3.3%
Canada	$2,199,358	$2,241,331	$2,128,408	$2,240,936	$2,326,537	1.4
Change	2.7%	1.9%	-5.0%	5.3%	3.8%
Primary Household Income	$46,329	$47,339	$47,535	$50,939	$54,636	4.2
Primary Household Income Per Capita (in dollars)	34,246	34,555	34,448	36,595	38,770	3.2
Retail Trade	21,290	21,470	21,456	24,315	26,399	5.5
Capital Investment	9,392	9,476	7,944	7,668	8,140	-3.5
Housing starts (units)	7,376	6,946	7,314	8,023	8,095	2.4
Change in Consumer Prices Indices
Manitoba	2.5%	2.2%	0.5%	3.3%	7.9%
Canada	2.3%	1.9%	0.7%	3.4%	6.8%
Population (July 1) (persons in 000’s)
Manitoba	1,358	1,374	1,382	1,396	1,424	1.0
Canada	37,065	37,601	38,007	38,226	38,930	1.2
Employment (workers in 000’s)	654.0	661.4	632.6	656.2	677.5	0.9
Unemployment Rate	5.9%	5.3%	8.1%	6.5%	4.6%
Average Exchange Rate (C$ per US$)	$1.2957	$1.3269	$1.3407	$1.2537	$1.3018

(1)	Expressed at market prices which includes taxes on products, but excludes subsidies on products.
(2)	Expressed at market prices in 2017 chained dollars. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from different years.

Sources: Statistics Canada, Manitoba Bureau of Statistics, Manitoba Department of Finance, and Bank of Canada.

Economic and Fiscal Overview

Since Budget 2023, a number of factors continue to increase uncertainty, including the prolonged Russian invasion of Ukraine, persistent increases in consumer and commodity prices, prolonged higher interest rates and supply chain constraints. However, the momentum in economic activity and population growth from 2022 has remained strong in the first eight months of 2023. Sales from retail, wholesale, and manufacturing sectors have continued to increase at a steady pace. These resulted in certain economic forecasts being revised upwards for 2023. According to Manitoba Finance Survey of Economic Forecasts, real GDP is expected to grow by 1.4% in 2023 and 0.8% in 2024, and nominal GDP is expected to increase by 3.0% in 2023, and 2.8% in 2024. Consumer price inflation is currently expected to average 3.9% in 2023, and 2.5% in 2024.

To facilitate prudent economic and fiscal planning, Budget 2023 includes a $200 million revenue contingency as a fiscal planning measure given the inherent uncertainty in the economic outlook. The Budget also includes a $100 million in Emergency Appropriations for weather-related events such as flood or fire. In addition, the Fiscal Outlook in the Budget provides two net income (deficit) scenarios that considers above average and below average economic growth paths relative the average of the forecast survey that is used for fiscal planning purposes.

The government’s overall exposure to risks and uncertainties arises from many variables which it does not directly control. For a discussion of certain risks and uncertainties, see “Risks and Uncertainties” in the Province of Manitoba Annual Report and Public Accounts 2023, filed as Exhibit 99.1 to its Form 18-K/A filed with the Commission on October 2, 2023 and the 2023/24 First Quarter Report Fiscal and Economic Update, filed as Exhibit 99.1 to its Form 18-K/A filed with the Commission on August 2, 2023.

The following table presents the 2023 year-to-date growth rates for key economic indicators in Manitoba and Canada, as well as the year-to-date unemployment rates.

	Manitoba (%)	Canada (%)
Housing Starts (September)	-5.7	-8.6
Retail Sales (August)	2.9	2.2
Manufacturing Sales (August)	6.5	2.9
Foreign Merchandise Exports (September)	9.9	-3.0
Farm Cash Receipts (June)	11.0	9.9
Consumer Price Index (September)	4.2	4.1
Employment (October)	2.4	2.5
Unemployment Rate (October)	4.8	5.3
Population (July)	2.7	2.7

Source: Statistics Canada and Manitoba Bureau of Statistics

Economic Structure

The Province has a balanced and diversified economy. In 2022, goods-producing industries accounted for 26.6% of real GDP at basic prices. The commercial service sector accounted for 48.9% of real GDP at basic prices. The non-commercial service sector accounted for 24.4% of real GDP.

The following table sets forth the real gross domestic product by industry at basic prices and the compound annual growth rates for the calendar years 2018 through 2022.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

	Year Ended December 31,					Compound Annual Growth Rate (%) 2018-2022
	2018	2019	2020	2021	2022

	(In millions of 2012 chained dollars)
Goods-Producing Industries
Manufacturing	$6,833	$6,755	$6,309	$6,491	$6,835	0.0%
Construction	4,994	4,909	4,432	4,248	4,100	-4.8
Agriculture	3,145	3,076	3,187	2,748	3,296	1.2
Utilities	2,197	2,359	2,449	2,061	2,524	3.5
Mining and Oil and Gas Extraction	1,565	1,605	1,504	1,481	1,454	-1.8

Total Goods-Producing Industries	18,738	18,723	17,854	17,034	18,224	-0.7

Service-Producing Industries
Commercial Services
Owner-Occupied Dwellings (2)	6,111	6,283	6,421	6,598	6,774	2.6
Finance and Insurance	3,777	3,842	3,966	4,026	4,166	2.5
Transportation and Warehousing	3,837	3,909	3,850	4,128	4,153	2.0
Retail Trade	4,147	4,319	3,579	3,654	3,862	-1.8
Wholesale Trade	3,221	3,107	3,134	3,162	3,054	-1.3
Real Estate & Rental & Leasing	2,456	2,545	2,703	2,818	2,762	3.0
Professional and Scientific	2,325	2,347	2,196	2,380	2,434	1.1
Information and Culture	1,760	1,852	1,845	1,927	2,005	3.3
Administrative and Other Support	1,423	1,495	1,014	1,078	1,276	-2.7
Accommodation and Food Services	1,263	1,270	1,100	1,120	1,099	-3.4
Arts and Entertainment	580	581	414	435	538	-1.9
Management of Companies and Enterprises	232	184	130	94	69	-26.3
Other Services (3)	1,304	1,322	1,179	1,232	1,334	0.6

Total Commercial Services Industries	32,437	33,056	31,530	32,653	33,523	0.8

Non-Commercial Services
Health and Social Services	6,462	6,495	6,284	6,660	6,640	0.7
Public Administration	5,868	5,859	5,746	5,856	5,903	0.1
Education	3,870	3,942	3,957	4,133	4,185	2.0

Total Non-Commercial Services Industries	16,200	16,296	15,987	16,649	16,728	0.8

Total Service-Producing Industries	48,634	49,357	47,444	49,228	50,182	0.8

Gross Domestic Product At Basic Prices (4)	$67,373	$68,087	$65,314	$66,282	$68,488	0.4%

(1)

Expressed at basic prices in chained 2017 dollars, it is the gross value-added of all goods and services produced by the economy, excluding taxes and subsidies. Chained dollars is a method of adjusting real dollar amounts for inflation over time, so as to allow comparison of figures from a different year. Value-added differs from value of production, value of shipment or total sales from an industry.

(2)	Value-added arising from the use of residential real estate invariant to changes in ownership; homeowners are considered landlords renting houses to themselves.
(3)	Other services include Repair & Maintenance, Personnel Services & Private Households, and Religious, Grant-Making and Professional and Similar Organizations.
(4)	Total real GDP at basic prices does not equal the sum of real GDP by industry due to the chaining of dollars.

Source: Statistics Canada and the Manitoba Bureau of Statistics

Manufacturing. Manufacturing is the largest industrial sector of the Manitoba economy. The sector is well diversified, producing a wide range of consumer and industrial goods. In 2022, manufacturing accounted for 10.0% of Manitoba’s real GDP and 10.1% of employment.

The largest manufacturing industry is food manufacturing, which produces a broad range of non-durable consumer products, such as processed meat products, grain and oilseed products, dairy products, and industrial agricultural feed products. The second-largest manufacturing industry is chemical manufacturing, consisting of pharmaceutical and medicine products and pesticide, fertilizer, and other agricultural chemical products.

Other notable industries within manufacturing include machinery (agriculture, construction, and mining implements), transportation equipment (vehicle body and trailer parts), furniture, and wood products (cabinets, millwork, and lumber).

Manufacturing in 2022: Manufacturing sales increased by 17.7% to $25.3 billion in 2022 following a 15.3% increase in 2021. In 2022, Manitoba sales of durable goods increased by 13.9%, and sales of non-durables increased by 20.6%. These changes were primarily driven by increased demand and higher prices across the sector. Employment in Manitoba’s manufacturing industries increased by 4.0% in 2022.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal manufacturing industries in Manitoba for the calendar years 2018 through 2022.

GROSS VALUE OF MANUFACTURING SALES

	Year Ended December 31,					Compound Annual Growth Rate (%) 2018-2022
	2018	2019	2020	2021	2022

	(In millions of dollars)
Non-Durables
Food Products	4,848.6	4,918.4	6,112.1	6,845.9	8,022.1	13.4%
Chemicals	1,446.9	1,476.6	1,615.4	2,368.6	3,039.4	20.4%
Other Non-Durables	2,523.3	2,561.2	2,510.7	2,877.4	3,523.1	8.7%

Total Non-Durables	8,818.8	8,956.2	10,238.3	12,091.9	14,584.6	13.4%

Durables
Machinery	2,100.9	1,942.7	1,886.7	2,178.5	2,652.7	6.0%
Transportation Equipment	3,337.1	3,539.2	2,410.1	2,329.2	2,410.1	-7.8%
Fabricated Metals	971.4	1,103.3	1,055.9	1,162.9	1,349.9	8.6%
Furniture and Related Products	577.3	551.6	491.8	675.1	1,067.8	16.6%
Wood Products	498.0	483.2	559.1	686.0	832.4	13.7%
Other Durables	2,695.5	2,359.0	1,985.6	2,359.4	2,387.6	-3.0%

Total Durables	10,180.1	9,979.1	8,389.2	9,391.1	10,700.4	1.3%

Total	18,998.9	18,935.3	18,627.5	21,483.0	25,285.0	7.4%

Source: Statistics Canada, table 16-10-0048.

Manufacturing 2023: In the first eight months of 2023, the value of manufacturing sales in Manitoba increased 6.5% compared to the same period in 2022. Canadian manufacturing sales increased by 2.9% over the same period. In Manitoba, the strongest increases were in transportation equipment (+38.3%), followed by machinery (+25.3%), fabricated metal products (+18.9%), wood products (+6.9%), and food products (+6.2%). These changes were mainly driven by increased demand and higher prices across the sector. Year-to-date sales declined in three industries, including furniture and related products (-21.6%), miscellaneous products (-20.8%), and chemical products (-6.9%).

According to Statistics Canada, capital investment in Manitoba’s manufacturing sector declined 7.1% in 2022 to $699 million, and intended investments for 2023 in this sector are expected to increase by 15.0% to $804 million, which would represent the third largest recorded annual investment.

Agriculture. Agriculture is an important contributor to the Manitoba economy. Crop and livestock agri-businesses produce a variety of commodities and processed products, and have strong linkages to food manufacturing, transportation and warehousing, retail and wholesale trade, as well as finance, insurance and real estate. In 2022, the agriculture sector represented 4.8% of Manitoba’s real GDP. The sales of crops, livestock and processed food products represented 42.0% of total foreign merchandise exports. Manitoba’s 2022 marketed farm cash receipts were divided between 66.8% from crops and 33.2% from livestock.

Agriculture in 2022: Manitoba’s farmers benefitted from elevated commodity prices and better growing conditions in 2022 compared to the drought-wrought 2021, especially into the latter part of the season. Total farm cash receipts in 2022 increased by $1.3 billion to $9.7 billion, a 14.8% increase from 2021, and the highest annual value on record. Total cash receipts from crops were up 15.0% to $6.1 billion. Wheat receipts were up 15.0% to $1.7 billion, canola receipts were up 17.1% to $2.4 billion, oat receipts were up 46.7% to $328 million, fresh potatoes receipts were up 16.9% to $357 million, grain corn receipts were up 59.2% to $288 million, and soybean receipts were up 54.6% to $716 million. Higher cash receipts were more than offset by higher operating expenditures.

Manitoba’s total livestock receipts in 2022 increased by 8.8% to $3.0 billion compared to 2021. Livestock receipts were supported by an increase in receipts from hog production by 7.1% to $1.5 billion, cattle and calves receipts were up 9.6% to $688 million, and dairy receipts were up 8.5% to $354 million.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2018 through 2022.

FARM CASH RECEIPTS

	Year Ended December 31,					Compound Annual Growth Rate (%) 2018-2022
	2018	2019	2020	2021	2022

	(In millions of dollars)
Crops
Oilseeds	$2,072.8	$1,766.7	$2,160.6	$2,514.1	$3,111.7	10.7%
Wheat	1,153.7	1,137.5	1,134.4	1,458.7	1,677.9	9.8%
Specialty and Forage	336.1	355.5	424.9	464.4	597.0	15.4%
Vegetables	309.6	297.2	340.7	361.7	412.6	7.4%
Other Grains	201.6	247.0	265.7	340.3	424.0	20.4%
Other (1)	127.2	201.6	47.2	156.3	(133.1)	N/A

Total Crops	4,201.0	4,005.5	4,373.6	5,295.5	6,090.0	9.7%

Livestock
Hogs	986.2	1,092.0	1,055.1	1,407.6	1,507.5	11.2%
Cattle and Calves	604.1	623.2	603.8	627.4	687.8	3.3%
Dairy	300.3	317.3	314.9	325.8	353.5	4.2%
Poultry and Eggs	277.3	290.8	287.1	320.4	373.2	7.7%
Other livestock	76.4	77.6	82.2	99.5	103.0	7.7%

Total Livestock	2,244.3	2,401.0	2,343.2	2,780.6	3,024.9	7.7%

Direct Payments	179.6	255.1	295.5	417.9	634.3	37.1%

Total Cash Receipts	6,624.9	6,661.6	7,012.2	8,494.0	9,749.2	10.1%

Net Cash Income (2)	1,484.7	1,340.5	1,651.5	2,548.4	2,524.3	14.2%

(1)	Includes other crops and, as a negative amount, deferred payments on all crops.
(2)	Represents farm cash receipts less operating expenses.

Source: Statistics Canada, table 32-10-0045.

Agriculture in 2023: Manitoba’s crop seeding progressed rapidly in the 2023 season, thanks to warm weather as early as May. Conditions for most crops remained good to excellent throughout the growing season, allowing for larger yields and quantities sold than the past two years due to the dry 2021 season and its lasting effects. The 2023 harvest is expected to exceed recent five-year averages, based on current year-to-date data.

During the first half of 2023, total farm cash receipts (excluding direct payments) increased by 11.0% to $4.9 billion, compared to $4.4 billion in the first half of 2022. For the same periods, total crop receipts increased by 27.8% to $3.3 billion from $2.6 billion. Substantial increases included rye (+71.7%), barley (+63.1%), wheat (+39.6%), and grain corn (+39.3%). Declines were recorded in flaxseed (-53.9%), sunflower seeds (-33.1%), soybeans (-3.8%), oats (-2.6%), and dry peas (-0.8%). Year-over-year variability in this sector is to be expected due to seeding decisions which depend on multiple factors including crop prices. Growth rates for the first half of 2023 were primarily driven by increased output as crop prices declined compared to last year.

Total livestock receipts increased by 1.7% to $1.51 billion from $1.48 billion in the first six months of 2023. The largest increases were for cattle (+26.5%), chicken and poultry hatcheries (+17.0%), and chickens for meat (+7.9%). A decline in hogs (-8.2%) moderated the increase.

Mining and oil and gas extraction (mineral and petroleum): The mineral and petroleum industries represent the third largest primary resource sector of Manitoba’s economy. The principal metallic minerals produced in Manitoba are nickel, zinc, gold, and copper. Other metals produced include silver, platinum, cobalt, selenium, caesium, and tellurium. Manitoba is also home to lithium deposits that are being explored and tested. Industrial mineral production consists principally of sand and gravel, stone, peat moss and lime, as well as granite, gypsum and limestone. Manitoba produces a light sour blend of crude oil that is exported via pipeline and by rail to refiners in Eastern Canada, and the Northeastern and North-Central areas of the U.S.

In 2022, the mineral and petroleum industries accounted for 2.6% of Manitoba’s real GDP and 4.4% of total international merchandise exports.

Minerals and petroleum in 2022: Capital spending on mining, quarrying, and oil and gas extraction was valued at $675.0 million in 2022, up 24.2% from $544 million in 2021. The total value of mineral and petroleum production reached $3.5 billion in 2022, up 43.6% from $2.4 billion in 2021. Petroleum sales grew by 52.0% to $1.6 billion, while metallic mineral sales increased 38.6% to $1.6 billion, and industrial mineral sales rose 25.6% to $233 million.

The following table sets forth the gross value of mining production and the compound annual growth rates for the calendar years 2018 through 2022.

GROSS VALUE OF MINING PRODUCTION

	Year Ended December 31,					Compound Annual Growth Rate (%) 2018-2022
	2018	2019	2020	2021	2022

	(In millions of dollars)
Metals
Zinc	$412.8	x	$289.5	$341.4	$406.9	-0.4%
Nickel	288.3	x	187.3	241.6	530.7	16.5%
Copper	283.9	x	138.1	247.5	260.5	-2.1%
Gold	250.1	x	200.0	277.9	333.6	7.5%
Other Metals	71.0	x	36.9	44.4	65.6	-1.9%

Total Metals	1,306.1	x	851.8	1,152.8	1,597.3	5.2%

Petroleum	1,122.8	1,124.5	632.5	1,080.4	1,642.3	10.0%

Industrial Mining	282.3	x	238.9	185.4	232.8	-4.7%

Total	$2,711.2	x	$1,723.3	$2,418.5	$3,472.5	6.4%

x	Suppressed to meet confidentiality requirements

Sources: Natural Resources Canada and Manitoba Growth, Enterprise and Trade.

Minerals and petroleum in 2023: In June 2023, the Province announced its first ever potash mine was beginning pilot production in Harrowby, near the Manitoba-Saskatchewan border. According to Manitoba Economic Development, Investment, Trade, and Natural Resources, petroleum prices for the province moderated in the first half of 2023, after reaching a record-high average price per barrel of $115.74 in 2022 against the backdrop of global supply shortages brought on by the Russia-Ukraine conflict. As of June 2023, year-to-date average selling prices for Manitoba petroleum are down by 20.0%, after increasing by 50.7% in 2022. Averaging $94.14 per barrel, though, Manitoba petroleum prices remain high in 2023.

Services: Manitoba’s service sector has a wide range of medium-sized enterprises, including finance and insurance, transportation and warehousing, retail trade, wholesale trade, real estate, rental, and leasing, professional and scientific services, information and culture, and accommodation and food services. Service-producing industries have expanded to account for approximately 71.9% of total real GDP in Manitoba in 2022. In 2022, commercial service industries accounted for 48.5% of total service-producing industries in Manitoba, and non-commercial (primarily publicly funded) service industries accounted for 23.4% of total service-producing industries. These include health and social services, public administration, and education.

Finance and insurance services are an important component of Winnipeg’s economy. Winnipeg acts as the headquarters of IG Wealth Management, a major mutual fund company, The Canada Life Assurance Company, a major life insurance company, and Wawanesa Insurance, a major property and casualty insurer. The finance and insurance service industries accounted for 6.1% of Manitoba’s real GDP in 2022. Winnipeg is also a major centre of Canada’s grain trade, acting as the Canadian head offices of nine major grain dealers, according to the Canadian Grain Commission as of August 2023.

Transportation and warehousing: This sector contributed 6.1% to the Manitoba economy in 2022. Transportation and warehousing is the third largest sector within Manitoba’ commercial services industry, accounting for 12.4% of the industry. This sector includes CentrePort Canada, which is North America’s largest tri-modal inland port and a Foreign Trade Zone strategically located at the hub of international trading corridors connecting to major markets across the globe. Located in the capital region of Winnipeg, CentrePort is a tri-modal hub for the distribution of goods to North American and global markets through access to on-site rail, truck and air cargo operations.

Retail trade: The retail trade sector accounted for 5.8% of Manitoba’s economy in 2022. Retail trade is the fourth largest sector within Manitoba’s commercial service industries output, accounting for 11.9% of the industry. Retail trade accounts for 10.5% of total employment in Manitoba. The sector is broad based providing a wide range of retail services. The largest retail sector is food and beverage stores, followed by motor vehicle and parts dealers. Other notable industries include health and personal care stores and building material and garden equipment and supplies dealers.

Retail trade in 2022: Retail sales increased by 8.6% to $26.4 billion in 2022, following a 13.3% increase in 2021. In 2022, Manitoba retail sales for motor vehicle and parts dealers increased by 12.0%. Due to an increase in fuel prices, retail sales from gasoline stations and fuel vendors increased by 22.4%. Sales from general merchandise retailers increased by 10.5%. Declines were reported in food and beverage retailers (-2.0%) and furniture, home furnishings, electronics and appliance retailers (-0.1%).

Retail trade in 2023: In the first eight months of 2023, the value of retail sales in Manitoba increased by 2.8%, compared to the same period in 2022. The largest increase was in motor vehicle and parts dealers (11.0%), followed by general merchandise retailers (9.1%), clothing, clothing accessories, shoes, jewelry, luggage, and leather goods retailers (7.6%), food and beverage retailers (6.3%) and health and personal care retailers (3.4%). Year-to-date sales declined in sporting goods, hobby, musical instrument, book, and miscellaneous retailers (-11.8%), and building material and garden equipment and supplies dealers (-8.2%).

Tourism: Manitoba has a well-developed tourism industry which contributed $1.8 billion to the Manitoba economy in 2022, according to Travel Manitoba’s Annual Report. Home to the Canadian Museum of Human Rights, Canada’s Royal Winnipeg Ballet, the Winnipeg Jets (National Hockey League franchise), Assiniboine Park, and the RBC Convention Centre, the Province attracts significant national and international convention activity. The City of Winnipeg serves as a regional entertainment centre for portions of North Dakota, Minnesota, and northwestern Ontario. Manitoba also offers excellent opportunities for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2022, total exports of Manitoba goods and services to foreign markets and other provinces increased 14.9% to $46.0 billion, and total imports increased 13.9% to $53.4 billion, resulting in a trade deficit of $7.4 billion. Total exports were equal to 53.1% of nominal GDP, while total imports were equal to 61.7% of nominal GDP.

The following table sets forth categories of selected trade indicators for the calendar years 2018 through 2022.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2018	2019	2020	2021	2022

	(In millions of dollars, unless otherwise indicated)
Exports of Goods and Services
International	$17,368	$17,111	$16,742	$18,968	$22,281
Interprovincial	19,708	20,861	19,329	21,031	23,693

Total Exports of Goods and Services	37,076	37,973	36,071	39,999	45,974

Ratio of Total Exports to Nominal Gross Domestic Product	50.5%	50.9%	49.4%	50.2%	53.1%
Imports of Goods and Services
International	$21,525	$21,995	$20,018	$22,171	$25,524
Interprovincial	21,612	22,475	21,400	24,715	27,867

Total Imports of Goods and Services	43,137	44,470	41,418	46,886	53,391
Ratio of Total Imports to Nominal Gross Domestic Product	58.8%	59.6%	56.8%	58.8%	61.7%

Trade Balance	$(6,061)	$(6,497)	$(5,347)	$(6,887)	$(7,417)

Sources: Statistics Canada

Manitoba’s total exports and imports of goods and services are distributed between interprovincial and international markets. In 2022, 51.5% of total export sales were destined for interprovincial markets and 48.5% were destined for international markets. In 2022, 52.2% of total import sales were from interprovincial markets and 47.8% were from international markets.

Manitoba exports more goods to international markets compared to services. Exports of goods and services for interprovincial markets are more evenly distributed. In 2022, goods exports accounted for 85.2% of all international exports (85.1% in 2021), while services accounted for 14.8% (14.49% in 2021). Goods exports accounted for 58.1% of all interprovincial exports in 2022 (55.8% in 2021), while services accounted for 41.9% (44.2% in 2021).

Manitoba imports more goods from international markets compared to services. Manitoba imports of goods and services from interprovincial markets are evenly distributed. In 2022, goods imports accounted for 84.8% of all international imports (85.4% in 2021), while services accounted for 15.2% in 2022 (14.6% in 2021). For total interprovincial imports in 2022, goods accounted for 48.0% (46.9% in 2021), while services accounted for 52.0% (53.1% in 2021)

Foreign merchandise imports for the first nine months of 2023 were up 9.8% on a year-to-date basis. This compares to a 2.2% increase in foreign merchandise exports for Canada.

Foreign Merchandise Exports

Foreign Exports in 2022: Foreign merchandise exports from Manitoba amounted to $20.7 billion in 2022. Manufactured products accounted for 67.1% of total exports, while agriculture commodities accounted for 22.1%. Mining commodities and electricity sales accounted for 4.4% and 4.2% respectively of total foreign merchandise exports from Manitoba. In 2022, of the total foreign merchandise exports, 73.8% were to the United States, 15.5% to Asia, 2.5% to Europe and 3.4% to Mexico.

From 2018 to 2022, total foreign merchandise exports increased by 33.9% (representing a compound annual growth rate of 7.6%). Exports to the U.S. increased by 40.1% (representing a compound annual growth rate of 8.8%) and exports to all other countries increased by 19.1%.

In 2022, total Manitoba exports increased by 18.9%, with exports to U.S. markets increasing 24.2%, and exports to non-U.S. markets increasing 6.2%.

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2018 through 2022.

FOREIGN EXPORTS BY COMMODITY (1)

	Year Ended December 31,					Compound Annual Growth Rate (%)
	2018	2019	2020	2021	2022	2018-2022

	(In millions of dollars)
Manufacturing
Food	2,646.9	2,840.4	3,305.0	3,836.4	4,118.7	11.7%
Chemicals	1,844.2	2,854.6	2,572.7	2,741.3	3,458.4	17.0%
Machinery	1,284.4	1,256.3	1,262.1	1,559.1	1,998.1	11.7%
Transportation Equipment	1,776.6	1,751.2	1,122.4	966.2	1,068.1	-11.9%
Plastics and Rubber	480.1	475.2	499.7	532.8	678.9	9.0%
Fabricated Metal	285.7	285.2	254.6	303.7	411.8	9.6%
Wood Products	287.2	239.6	313.6	341.0	404.2	8.9%
Primary Metals	722.0	370.0	376.0	408.7	370.7	-15.4%
Paper and Allied	269.6	257.7	240.0	327.2	317.1	4.1%
Furniture and Fixtures	175.1	191.9	181.0	207.9	252.0	9.5%
Electrical Equipment	191.5	168.0	155.0	178.0	198.2	0.9%
Computers and Electronics	188.1	180.8	139.2	139.0	175.5	-1.7%
Petroleum and Coal	91.8	83.1	84.6	98.4	156.1	14.2%
Printing and Publishing	117.9	129.4	131.0	131.0	126.0	1.7%
Other	199.5	126.1	99.6	123.1	168.1	-4.2%

Total Manufacturing	10,560.5	11,209.2	10,736.5	11,893.7	13,901.8	7.1%

Agriculture
Oilseeds	1,291.2	869.2	1,315.0	1,592.4	2,015.5	11.8%
Wheat	1,155.5	1,148.2	1,298.1	1,317.1	1,555.2	7.7%
Hogs	218.0	225.8	173.4	272.6	256.0	4.1%
Other Grains	224.1	209.7	230.5	294.5	241.3	1.8%
Vegetables	206.6	235.4	254.7	179.2	202.3	-0.5%
Cattle	136.8	138.0	99.8	108.2	161.5	4.2%
Other Agriculture	113.0	111.5	122.0	128.1	141.4	5.8%

Total Agriculture	3,345.2	2,937.9	3,493.5	3,892.2	4.573.1	8.1%

Mining and Oil and Gas Extraction	421.6	461.1	394.5	584.4	905.7	21.1%
Electricity	363.1	395.4	494.4	491.5	867.3	24.3%
Other	793.3	921.1	631.5	575.6	484.0	-11.6%

Total	15,483.8	15,924.7	15,750.4	17,437.4	20,731.9	7.6%

(1)	Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of Provincial foreign exports.

Source: Statistics Canada.

Foreign Exports in 2023: Foreign merchandise exports for the first nine months of 2023 were up 9.9% on a year-to-date basis. This compares to a 3.0% decrease in foreign merchandise exports for Canada. Over the same period, Manitoba merchandise exports to the U.S. have increased by 4.9% and merchandise exports to other countries have increased by 41.4%.

Capital Investment

The annual Capital and Repair Expenditures Survey collects data on capital and repair expenditures in Canada. In 2022, capital investment in Manitoba increased 6.2%, the second lowest annual change among provinces and below Canada’s 11.7% increase. The percentage increases in capital investment occurred in: public administration; agriculture; construction; retail trade; and accommodation and food services. Notable declines in capital investment in 2022 occurred in health care and social assistance; and arts, entertainment and recreation. Other sectors with annual declines include: utilities; manufacturing; real estate and leasing; and education. In 2022, private investment increased by 2.2%, while public investment increased by 12.9%.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2018 through 2022.

CAPITAL INVESTMENT

	Year Ended December 31,					Compound Annual Growth Rate (%)
	2018	2019	2020	2021	2022	2018-2022

	(In millions of dollars)
Public administration	951.0	974.1	1,036.8	1,066.3	1,361.0	9.4%
Utilities	2,496.2	1,974.7	1,484.0	1,047.8	1,020.4	-20.0%
Manufacturing	737.0	1,084.1	900.2	753.2	699.4	-1.3%
Agriculture	668.5	632.1	676.7	584.1	612.7	-2.2%
Real Estate and Leasing	474.3	459.0	361.9	416.9	415.8	-3.2%
Construction	247.3	221.6	232.8	343.0	388.1	11.9%
Education	313.0	279.6	312.6	365.6	361.6	3.7%
Retail Trade	258.8	320.2	227.2	229.8	232.5	-2.6%
Health care and social assistance	143.7	213.3	210.3	284.1	229.6	12.4%
Arts, Entertainment and Recreation	163.9	143.9	121.0	174.1	127.7	-6.0%
Accommodation and Food Services	127.1	193.0	91.1	84.7	98.7	-6.1%
Other	2,811.3	2,980.6	2,289.8	2,318.5	2,592.5	-2.0%
Total	9,392.1	9,476.2	7,944.4	7,668.1	8,140.0	-3.5%
Private	5,168.9	5,705.7	4,748.8	4,825.9	4,931.5	-1.2%
Public	4,223.2	3,770.6	3,195.7	2,842.2	3,208.5	-6.6%

Source: Statistics Canada, tables 34-10-0035 and 34-10-0038.

Labour Force

Labour Markets in 2022: In 2022, employment increased 3.2% compared to 2021, with growth occurring in: forestry, fishing, mining, quarrying, oil and gas; construction; manufacturing; finance, insurance, real estate, rental and leasing; professional, scientific and technical services; business, building and other support services; information, culture and recreation; accommodation and food services; other services (except public administration); educational services; and public administration. Declines were recorded in: agriculture; utilities; wholesale and retail trade; transportation and warehousing; and healthcare and social assistance. In 2022, the average unemployment rate in Manitoba was 4.6%, down from 6.5% in 2021, and below Canada’s rate of 5.3%. Manitoba was tied with British Colombia in having the second lowest unemployment rate among provinces.

The following table sets forth selected labour force statistics for Manitoba and Canada for the calendar years 2018 through 2022.

LABOUR FORCE

	Annual Averages
	2018	2019	2020	2021	2022
Labour Force (in 000’s)	695.2	698.7	688.7	701.5	709.8
Employment (in 000’s)	654.0	661.4	632.6	656.2	677.5
Participation Rate (Manitoba) (%)	67.6	67.2	65.7	66.7	66.7
Participation Rate (Canada) (%)	65.8	66.1	64.3	65.4	65.4
Unemployment Rate (Manitoba) (%)	5.9	5.3	8.1	6.5	4.6
Unemployment Rate (Canada) (%)	5.8	5.7	9.7	7.5	5.3

Source: Statistics Canada, table 14-10-0327.

Labour Markets in 2023: In the first ten months of 2023, seasonally adjusted employment in Manitoba increased 2.4% compared to the same period in 2022, averaging 692,000 jobs. Employment increases were recorded in: forestry, fishing, mining, quarrying, oil and gas; utilities; construction;; wholesale and retail trade; finance, insurance, real estate, rental and leasing; professional, scientific and technical services; educational services; health care and social assistance, information, culture and recreation; other services (except public administration); and public administration. Declines were recorded in: agriculture; manufacturing; transportation and warehousing; business, building and other support services;; and accommodation and food services.

In the first ten months of 2023, the seasonally adjusted unemployment rate in Manitoba averaged 4.8%, up from 4.6% in the same period in 2022 and is the third lowest in Canada. During the same period, the seasonally adjusted unemployment rate in Canada averaged 5.3%. Manitoba’s seasonally adjusted labour force participation rate over the first ten months of 2023 averaged 67.0%, up from 66.7% in the same period in 2022. The seasonally adjusted labour force participation rate in Canada averaged 65.6% over the first ten months of 2023, up from 65.5% in the same period in 2022.

Energy

Refined petroleum, natural gas, and natural gas liquids provided 42.9%, 27.1%, and 1.8%, respectively, of the Province’s total energy needs in 2021. The remaining 28.1% was generated by electricity, with the majority generated by hydro-electric energy.

The provincial crown corporation, Manitoba Hydro, generated 39.5 billion kilowatt hours of clean electricity from renewable resources in fiscal year 2022/23, mostly hydroelectric, representing over 99% of the crown corporation’s total electricity generation. The utility’s electric grid carbon intensity was 0.50 tonnes of carbon dioxide equivalent per gigawatt hour (tCO2e/GWh) produced.

For more information on clean electricity generation in the Province, including rates, see “The Manitoba Hydro-Electric Board” section.

Climate and Green Plan

The Climate and Green Plan Act (Manitoba) (the “Act”) received royal assent on November 8, 2018. The Act requires the minister to prepare an annual report that provides a “review of the programs, policies and measures in the climate and green plan”, as well as the emissions reductions achieved from new climate measures. The Act also requires the minister to prepare a five-year report on greenhouse gas emissions in Manitoba beginning with the 2018 – 2022 period and every five-year period following. The report must be completed no later than 18 months after the five-year period to which the report relates. The Province expects to publish its first five-year report under the Act in 2024.

GOVERNMENT FINANCES

Under the Canadian Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, all public money is paid to the credit of the Minister of Finance and deposited into one Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, when the Legislative Assembly is not in session, the Lieutenant Governor in Council may authorize expenditures that are urgently and immediately required for the public good through the issuance of special warrants.

The Auditor General examines the accounts and financial statements of the Province and is responsible to the Legislative Assembly. The Auditor General is required to make a report to the Legislative Assembly with respect to each fiscal year.

The Summary Financial Statements of the Province have been prepared in accordance with Canadian public sector accounting standards.

The Summary Financial Statements reflect the financial results of the Government Reporting Entity (GRE), which consists of various government components, Government Organizations (GOs), Government Business Enterprises (GBEs) and Government Business Partnerships (GBPs).

In order to be considered a part of the GRE for the Summary Financial Statements, an organization must be controlled by the Province. Control, as defined by the Public Sector Accounting Board (PSAB), is the power to govern the financial and operating policies of another organization with expected benefits or the risk of loss from the other organization’s activities.

GOs, with the exception of GBEs and GBPs, are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the GRE. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax. Where the fiscal year-end dates of GOs (Crown organizations) are not the same as that of the GRE and their transactions significantly affect the financial statements, their financial results are updated to March 31.

GBEs are entities whose principal activities are carrying on businesses, including Manitoba Hydro, Deposit Guarantee Corporation of Manitoba, Manitoba Public Insurance Corporation, and Manitoba Liquor and Lotteries Corporation.

GBEs maintain their accounts in accordance with IFRS. They derive the majority of their revenues from sources outside the GRE and are reported in the Summary Financial Statements using the modified equity method of consolidation. Under this method of accounting consolidation, the original investment of the Province in GBEs is initially recorded at cost and adjusted annually to include the net income or losses and other net equity changes of these enterprises, without adjusting their accounting policies to a basis consistent with that of the GRE. Inter-entity accounts and transactions among GBEs are not eliminated. Table II shows the Supplementary financial information, which describes the financial position and results of operations of these enterprises.

The characteristics of a GBP are similar to a GBE except the organization is a partnership under shared control, rather than a government organization under the control of the Province. GBPs are accounted for in the summary financial statements using the modified equity method. The Province accrues its share of the GBP’s net income or losses, and other net equity changes, without adjusting the GBP’s accounting policies to a basis consistent with that of the GRE.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Account. The Fiscal Stabilization Account serves to assist in stabilizing the fiscal position by supporting core government operations in a fiscal year and to improve long-term fiscal planning. This Account is also available for special initiatives. Transfers to and from the Fiscal Stabilization Account are directed by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2023, the Fiscal Stabilization Account had $585 million in liquid assets (2022 — $585 million).

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)

Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined for current year entitlements that have been authorized by March 31, for which any eligibility criteria have been met and that can be reasonably estimated. A liability is recorded to the extent that a transfer gives rise to an obligation that meets the definition of a liability in accordance with the criteria in PS 3200 Liabilities.

b)

Taxes — Revenues from individual and corporation income tax are accrued in the year earned based upon estimates made by Manitoba Finance using statistical models. These revenues are recorded at estimated amounts after considering adjustments for tax concessions and other adjustments from the income tax system. Transfers made through the tax system are recognized as expenses.

Revenues from other taxes are accrued in the year earned and are recorded net of tax concessions and other adjustments. Transfers made through the tax system are recognized as expenses.

c)	Other Revenue — All other revenues are recorded on an accrual basis, except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable.

d)	Expenses — All expenses incurred for goods and services received are recorded on an accrual basis.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations.

Government transfers are recognized as expenses in the period in which the transactions are authorized, any eligibility criteria are met, and the amounts involved can be reasonably estimated.

Externally restricted inflows are recognised as revenue in the period in which the expenses are incurred for the purposes specified. Externally restricted inflows before the expenses are incurred are reported as a liability.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities, which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense.

STATEMENT OF REVENUE AND EXPENSE

OF THE GOVERNMENT REPORTING ENTITY

	Year Ended March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars)
Revenue
Income taxes	$4,234	$4,515	$4,199	$5,245	$5,794
Retail sales tax	2,472	2,262	2,208	2,387	2,597
Fuel taxes	347	338	299	323	323
Levy for health and education	376	385	370	385	415
Education property tax	847	874	895	728	733
Other taxes	643	633	657	662	717
Fees and other revenue	2,341	2,465	2,291	2,479	2,497
Federal transfers	4,531	4,879	5,900	6,263	6,470
Net income from government business enterprises	919	913	600	321	1,408
Recovery from Government Business Enterprises and Other Investment Earnings	1,118	1,215	1,183	1,151	1,190

Total Revenue	17,828	18,479	18,602	19,944	22,144

Expenses
Personnel services	8,070	8,241	8,759	9,041	9,215
Grants/Transfer Payments	2,542	2,855	3,747	2,768	3,956
Transportation	167	182	158	154	182
Communications	72	75	77	99	102
Supplies and Services	1,954	2,035	2,509	2,406	2,500
Social assistance related	1,855	1,728	1,631	1,982	1,722
Other operating	693	632	1,028	1,513	1,257
Minor capital	101	106	207	108	135
Amortization	723	745	783	819	842
Debt Servicing	1,800	1,875	1,827	1,804	1,963

Total Expenses	17,977	18,474	20,726	20,694	21,874

Net Income (Loss) for the year	$(149)	$5	$(2,124)	$(750)	$270

Several Manitoba public sector collective agreements are currently up for renewal and the associated wages and retroactive wages payable are due to be paid in the current year (2023/24). The Province engages in negotiations with parties to different public sector collective agreements from time to time when up for renewal. The fiscal impact of any remaining unsettled wages in the current and future fiscal year remains uncertain. Estimates of the amounts payable for retroactive wages were included in the audited financial statements and Public Accounts as well as into Budget 2023. The actual wage settlements may differ from the estimates depending on the outcome of the negotiation and settlement processes underway and upcoming.

There was one new audit qualification of the Manitoba Public Accounts Summary Financial Statements at March 31, 2023. The Audit Report identified one specific matter leading to the qualification. This issue relates to insufficient support for asset retirement obligations. Under public sector accounting standards, as of the year ended March 31, 2023, Manitoba was required to adopt a new accounting standard, PS 3280 – Asset retirement obligations. Manitoba has recognized a liability for asset retirement obligations in the statement of financial position as at March 31, 2023 and the related expenses in the statement of revenue and expense for the year then ended, and has restated the comparative figures using the modified retroactive approach. Asset retirement obligations are legal obligations associated with the retirement of tangible capital assets. During the initial year of adoption, Manitoba was made to identify all legal obligations associated with retirement of its assets to ensure completeness of the asset retirement obligations recorded, and estimate the future costs of remediation for these obligations to determine their valuation. In the auditor’s opinion, Manitoba has not provided sufficient appropriate audit evidence regarding the completeness and the valuation of the amounts recorded and the disclosures required in respect of this liability. Consequently, the auditor was unable to determine whether the amounts in question should have been adjusted with respect to the accumulated deficit as at March 31, 2022; tangible capital assets and the asset retirement obligations as at March 31, 2022 and March 31, 2023 and the related expenses for the years then ended; and the related disclosures in notes 2, 13 and schedule 7 of the Summary Financial Statements.

For a complete description of the Auditor General’s comments with respect to the qualification of its Audit Opinion see “Tables of Supplementary Information — Table VI”.

Budget

The Provincial Government prepares a budget each fiscal year, which estimates revenue and expenses for Government operations on a summary financial basis.

In June 2017, the Province enacted The Fiscal Responsibility and Taxpayer Protection Act (the Fiscal Responsibility Act), which replaced previous balanced-budget legislation.

Under the Fiscal Responsibility Act, the Minister of Finance must table a budget for the government reporting entity every fiscal year, typically by April 30. At the same time, the Minister must table a fiscal responsibility strategy setting out the current and future financial objectives for the Government. Once the deficit has been eliminated, this strategy must also set out the Government’s debt reduction objectives.

The Fiscal Responsibility and Taxpayer Protection Act requires the government not to incur a deficit greater than the baseline amount and penalizes ministers by reducing their salaries if this requirement is not met. As the baseline amounts were set prior to the government achieving a balanced budget in 2019-20 and COVID-19’s fiscal impacts, amendments were made on May 20, 2021 that reset the baseline amount to be the deficit calculated in accordance with provisions of the Act for fiscal year 2021. In each subsequent year, the baseline amount is to be reduced by 1/8. The deficit in fiscal year 2022 of $1,768 million was the baseline amount. The annual reduction for fiscal 2023 is $252 million, for an updated baseline deficit of $1,516 million.

The current government has committed to balance the budget within their first term.

Once the baseline amount has reached zero, then the Government must maintain balance by not incurring a deficit. The deficit or surplus amount is to be calculated on a summary basis. Certain amounts are excluded from the calculation, such as

•	an expenditure incurred in the fiscal year ending on March 31, 2023, in response to the pandemic caused by COVID-19,

•	Manitoba Hydro’s net income or loss as well as the impact of natural disaster, war or other disaster,

•	a reduction in revenue resulting from a decision of another level of government or of a regulatory body that took effect after the budget for the fiscal year was tabled, and

•

a one-time expenditure or reduction in revenue of more than $25 million arising from a change in public accounting standards or if an organization or fund ceases to be included in the Summary Financial Statements.

Adjustments are also to be made for amounts transferred to or from the Fiscal Stabilization Account. As part of the public accounts for each fiscal year, the Minister of Finance must report on the deficit or surplus amount and compare actual results with the budget and the fiscal responsibility strategy.

The Act requires the government to withhold 20% of the ministerial salaries. This percentage will increase to 40% if the government has a deficit exceeding the baseline amount for two consecutive years. The withheld amounts will be paid back to the ministers if there is no deficit incurred or if the deficit is below the baseline amount. However, the repayment amounts will be prorated if the deficit is below the baseline amount by less than 1/8 of the 2020-21 deficit.

The portion of the amount withheld to be paid to Ministers is determined by the actual results for the year. If there is no deficit, the full amount withheld is to be paid to them. If there is a contravening deficit, the ministerial salary for that year is reduced by the full amount withheld. If there is a deficit that does not exceed the legislated requirement, the ministerial salary is reduced proportionally.

A non-binding referendum must be held before the Government introduces any bill to increase the rate of tax under The Health and Post Secondary Education Tax Levy Act, The Income Tax Act or The Retail Sales Tax Act. The Fiscal Responsibility Act cannot be amended or repealed without being referred at the committee stage to a standing committee of the Legislative Assembly for public meetings to be held with not less than seven days’ notice.

Budget 2023 was introduced on March 7, 2023. The current government is adopting Budget 2023.

Budget 2023 forecasts a deficit of $363 million for fiscal year 2023/24. The budget includes a $200 million revenue contingency as a fiscal planning measure given the uncertain economic situation. The Budget also includes a $100 million in Emergency Appropriations for weather-related events such as flood or fire. On July 28, 2023, the Province released its First Quarter Fiscal and Economic Update report. The report showed a $20 million increase to federal revenue and the offsetting increase in expenditures. Manitoba expects to release its Second Quarter Fiscal and Economic Update in December 2023.

Borrowing requirements as tabled in Budget 2023 are forecast to be $4.7 billion. This amount includes $2.1 billion of prefunding for fiscal year 2024/25. Manitoba has and will continue to access domestic as well as international capital markets to complete this program.

BUDGETED FINANCING REQUIREMENT

(In thousands of dollars)

	Refinancing	New Borrowing	Estimated Repayments	Gross Requirements	Pre-Borrowed	Pre- Funding	Net Borrowing Requirements
					31-Mar-23	31-Mar-24
Government Business Enterprises
The Manitoba Hydro-Electric Board	400,000	—	—	400,000	—	—	400,000
Manitoba Liquor and Lotteries Corporation	—	90,000	(57,000)	33,000	—	—	33,000

Subtotal	400,000	90,000	(57,000)	433,000	—	—	433,000
Other Borrowings
General Purpose Borrowings	1,100,000	655,000	—	1,755,000	(1,159,000)	930,000	1,526,000
Capital Investment Assets	200,000	1,012,855	(334,000)	878,855	(388,000)	920,000	1,410,855
Health Facilities	196,100	290,000	(119,000)	367,100	(100,000)	—	267,100
Other Crowns and Organizations	302,085	765,000	(277,000)	790,085	(75,000)	—	715,085
Public School Divisions	—	260,385	(31,000)	229,385	(75,000)	—	154,385
Teacher’s Retirement Allowance	—	—	—	—	—	250,000	250,000

Subtotal	1,798,185	2,983,240	(761,000)	4,020,425	(1,797,000)	2,100,000	4,323,425

Total Borrowing Requirements	2,198,185	3,073,240	(818,000)	4,453,425	(1,797,000)	2,100,000	4,756,425

In the fiscal year 2023, the Province recorded a net gain of $270 million, which was $818 million better than anticipated by the restated fiscal 2023 budget. The total summary revenue was $22,144 million, $1,947 million higher than the restated fiscal 2023 budget estimate of $20,197 million. Summary expenses were $21,874 million, an increase of $1,129 million from the restated fiscal 2023 budget estimate of $20,745 million. The following discussion of Summary Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly, as reflected in the original budget tabled in March 2023.

Summary Government Revenue

Provincial Source Revenues. From Budget 2023, the Province expects to earn $14,215 million, or approximately 66% of the Province’s total summary revenue, from provincial sources in fiscal year 2023/24. This compares to $15,674 million, or approximately 71%, earned from provincial sources in the 2022/23 fiscal year.

Revenue estimates for Fiscal Year 2023/24 will be revised in the 2023/24 Second Quarter Report. Preliminary GDP forecasts point to a likely decrease in future revenue forecasts.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the Provinces. The Federal Government has authority to levy both direct and indirect taxes, while Provinces may levy direct taxes only. Local governments derive their taxing powers from the Provinces. Changes to Federal tax rates, particularly as to personal and corporate income tax, and related tax planning by taxpayers can impact the Province’s tax receipts from year to year.

Personal income taxes are levied by both the Federal and Provincial Governments. The Province has a personal income tax with three brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue for the fiscal year ending March 31, 2024 is budgeted at $4,646 million, up from $4,556 million received in fiscal 2022/23. However, a decline in nominal GDP growth forecasts used for Budget 2023 will likely generate lower personal income tax estimates in future revenue forecasts.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses, with active business income of less than $500,000, is 0.0%. The general business tax rate is 12.0%. Corporate income tax revenue for the fiscal year ending March 31, 2024 is budgeted at $886 million, down from $1,238 million received in fiscal 2022/23. Growth in business profits is estimated to decline in 2023 and 2024 due to the Bank of Canada’s recent aggressive monetary tightening.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property and some services, with some exemptions. Retail sales tax revenue in the fiscal year ending March 31, 2024 is budgeted at $2,602 million, flat to $2,597 million received in the 2022/23 fiscal year.

The Province levies a tax of 14.0¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2024, the revenue from gasoline and motive fuel taxes is budgeted at $342 million, up from $323 million received in the 2022/23 fiscal year. The Manitoba government is introducing amendments to The Fuel Tax Act, which, if adopted, would temporarily pause the collection of the provincial tax on gasoline for at least six months starting next year.

There is also a tobacco tax of 30.0¢ per cigarette and 45.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2024 is budgeted at $150 million, flat to $146 million received in 2022/23 fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $2.0 million are exempt. The tax rate on payrolls between $2.0 million and $4.0 million is 4.3% of the amount in excess of $2.0 million. The tax rate on payrolls greater than $4.0 million is 2.15% of the total payroll. For the fiscal year ending March 31, 2024, the levy is budgeted at $439 million, up from $415 million earned in 2022/23 fiscal year.

Federal Government Transfers: Total transfer payments from the Government of Canada are expected to provide $7,319 million, or approximately 34%, of the Province’s total summary revenue in the fiscal year ending March 31, 2024. This compares to $6,470 million, or approximately 29%, received in the previous fiscal year. Federal transfers in 2022/23 were $220 million more than budgeted, due to $219 million of Disaster Financial Assistance Arrangement funding related to cost sharing associated with the 2022 spring flood and $182 million of COVID-19-related funding, partially offset by lower than budgeted federal infrastructure funding.

For 2023/24, unconditional transfers from the Government of Canada, primarily grants under a federally-funded provincial fiscal equalization formula and per capita cash payments under the Canada Health Transfer (CHT) and Canada Social Transfer (CST), are forecasted to account for $5,954 million, or approximately 28% of total provincial summary revenue. This includes $72 million in federal COVID-19 funding to reduce the pandemic induced backlog of surgeries and other medical procedures paid through the CHT.

Manitoba received $1,128 million in federal cost-shared targeted program revenue in 2022/23. This was $137 million, or 14% more in federal cost-shared targeted program revenue than the Province received in 2021/22. Cost-shared and other transfers are forecast to be $1,365 million for the year ending March 31, 2024. This includes conditional funding for cost-shared social and economic development programs and accounts for the remainder of the federal Government transfers to Manitoba.

Equalization and the CHT and CST (the “major transfers”) are authorized by the Federal-Provincial Fiscal Arrangements Act (Canada) (Fiscal Arrangement Act).

Equalization is the Government of Canada’s transfer program for addressing differences in revenue-raising capacity among provinces. Formula-driven, the program calculates on a per capita basis how much revenue each Province could raise at typical levels of taxation. Any shortfall relative to the national revenue-raising standard is paid out in Equalization payments. Entitlements are announced in advance of the fiscal payment year and are not subject to revision. The Province budgeted $3,510 million in Equalization revenue in the fiscal year ending March 31, 2024, up from $2,933 million received in the prior fiscal year.

The Equalization Program grows in line with Canada’s economy as measured by a three-year moving average of national, nominal Gross Domestic Product (GDP) growth.

The CHT is the primary federal transfer to provinces and territories in support of health care. Total CHT funding nationally will be $51.4 billion in 2023/24. This includes base CHT of $49.4 billion and $2 billion in one-time federal COVID-19 funding provided through the CHT (Manitoba’s share is $72 million of the COVID-19 funding). Allocated on an equal per capita basis, the base CHT (not including one-time COVID-19 funding) grows in line with a three-year moving average of national, nominal GDP growth, with funding guaranteed to increase by at least 3% per year. As part of the February 2023 health care agreement with the federal government, the national CHT funding envelope would grow by a minimum of 5% (rather than 3%) from 2023/24 to 2027/28, reverting to 3% at the end of the five-year period. The Province forecasts $1,853 million in total CHT revenue in 2023/24, including $1,780 million in base CHT and the one-time COVID-19 payment of $72 million.

The CST is a Government of Canada block transfer to provinces and territories in support of post-secondary education, social assistance and social services, including early childhood development and childcare. It is allocated on an equal per capita basis and includes a 3% automatic annual escalator. The Province budgeted $591 million in CST revenue in 2023/24, up from $581 million received in the previous fiscal year.

The Fiscal Arrangements Act has a provincial revenue stabilization provision that provides for federal grants and interest-free loans if revenue from a Province’s own source revenues plus Equalization falls below 95% of the previous year’s level, excluding variations in natural resource revenue.

Summary Government Expenses

Health, Seniors and Long Term Care. For the fiscal year ending March 31, 2024, expenditure for Health, Seniors and Long Term Care was budgeted at $7,665 million, down from $7,988 million expensed in fiscal 2023 and a decrease of 0.5% over the prior year’s budget. This is the largest single expense category and represents 35.0% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan, under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs, as well as the debt servicing costs, of approved capital construction for hospitals and personal care institutions. In the 2023/24 First Quarter Report, the revised expense for Health, Seniors and Long Term Care is forecasted to be $7,918 million.

Education. Education expenditure for the fiscal year ending March 31, 2024 was budgeted at $5,512 million, up from $5,206 million expensed in fiscal 2023 and an increase of 7.0% over the prior year’s budget, representing 25.2% of Manitoba’s total budgeted Expenditure Estimate. The majority of this expense provides direct financial support to local school divisions for the approved cost of public schools in the Province, as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions. The education expenditure also includes financial support for the four universities and the three community colleges in the Province. In the 2023/24 First Quarter Report, the expense for Education is forecasted to be $5,522 million.

Families. The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 10.5% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2024, expenditure for Families was budgeted at $2,305 million, an increase of 9.3% over the prior year’s budget and an increase from $2,198 million expensed in fiscal 2023. In the 2023/24 First Quarter Report, the expense for Families is forecasted to be $2,337 million.

Community, Transportation, and Economic Development. Expenditure on Community, Transportation, and Economic Development was budgeted at $2,100 million for the fiscal year ending March 31, 2024, an increase of 3.4% over the prior year’s budget and a decrease from fiscal 2023 expensed amount of $2,188 million. This category represents 9.6% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Agriculture, amounting to $612 million. Expenditure for Provincial assistance to municipal governments was budgeted at $420 million for the fiscal year ending March 31, 2024 and includes funding to support the delivery of municipal services and infrastructure renewals, and grants in lieu of taxes to municipalities. In the 2022/23 First Quarter Report, the expense for Community, Transportation, and Economic Development is forecasted to be $2,213 million.

Justice and Other Expenditures. Expenditure for Justice and Other Expenditures were budgeted at $3,007 million, up from the expensed amount of $2,321 million in fiscal 2023. This category includes $989 million for Enabling Appropriations that may be allocated to other departments at the discretion of the government, $813 million for Justice, and $648 million for Consumer Protection and Government Services. This category represents 13.7% of the Province’s total budgeted Expenditure Estimate. In the 2023/24 First Quarter Report, the revised expense for Justice and Other Expenditures is forecasted to be $2,619 million.

Tax Credits. The Province also provides property and income tax credits that are expensed in department appropriations and cost-of-living tax credits to residents of Manitoba, including the Renters tax credit, Film and Video Production tax credit, and Interactive Digital Media tax credit. These credits were budgeted at $150 million for the fiscal year ending March 31, 2024.

Debt Servicing. The cost of servicing total direct public borrowings after deducting investment earnings and interest recovery on departments’ capital asset purchases was budgeted at $1,086.5 million for the fiscal year ending March 31, 2024, up from $841.9 million in fiscal 2023. For the fiscal year ending March 31, 2024, the gross interest expense for the Province’s direct funded borrowings was estimated to be $2,170.7 million, which was reduced by $35.7 million of interest income, $1,373.3 million on borrowings in respect of which interest is recovered from Crown organizations and other government entities, and $2.6 million in interest recovery from other Provincial departments in respect of teachers’ pension funding and departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (GBEs)

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and GBEs (collectively, Crown organizations) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Some Crown organizations, such as Manitoba Hydro, are intended to operate on a commercial basis, rather than be subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis, with funds provided from departmental appropriations. With the exception of the Manitoba Liquor & Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactments by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the values of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. This allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. The allowance as at March 31, 2023, was $363.9 million in respect of the Province’s total loans and advances to its Crown organizations at such date in the amount of $28.5 billion.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2019 through 2023 and the allowance for losses on realizations of assets as at March 31, 2023:

LOANS AND ADVANCES TO

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
	2019	2020	2021	2022	2023	2023 Valuation Allowance

	(In thousands of dollars)
The Manitoba Hydro-Electric Board (2)	$21,500,848	$23,077,368	$23,936,073	$24,587,143	$24,421,548	—
The Manitoba Housing and Renewal Corporation	932,886	922,405	905,645	869,882	854,640	183,699
Public School Divisions	328,466	517,595	707,468	728,385	942,111	—
University of Manitoba	537,764	534,344	534,246	540,521	543,396	136,809
The Manitoba Agricultural Services Corporation	870,870	951,478	925,459	827,797	833,934	14,024
Manitoba Liquor & Lotteries Corporation	400,200	380,861	356,861	324,228	320,026	—
University of Winnipeg	133,013	129,840	126,911	125,369	123,741	—
Manitoba Development Corporation	59,956	53,274	47,886	32,584	76,774	20,360
Other (3)	471,587	400,773	404,537	411,013	412,607	9,030

Total	$25,235,591	$26,967,938	$27,945,086	$28,446,920	$28,528,777	$363,922

(1)

Crown organizations also have debt not guaranteed by the Province, which consists of $35.0 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $59.0 million held by various First Nations Bands and $0.08 million of assumed mortgages on existing properties.

(2)	Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.
(3)	Includes other GBEs such as Sport Manitoba and Communities Economic Development Fund.

Manitoba Hydro’s objective is to provide for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation (MHRC) undertakes the construction of housing projects and administers various Provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs. At March 31, 2023, MHRC had total assets of $953.4 million, represented by $78.3 million of projects under construction, $632.0 million of buildings and improvements, owned land held for development and/or sale having a book value of $29.7 million, loans and mortgages receivable of $47.7 million and other assets of $165.7 million.

The Manitoba Agricultural Services Corporation (MASC) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by Canadian chartered banks. MASC also provides crop insurance to farmers. At March 31, 2023, MASC had total assets of $1,487.6 million, of which $806.3 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2023, MASC’s operating income was $17.8 million, after contributions to its insurance trust funds of $17.6 million and Provincial operating grants of $95.7 million. As at March 31, 2023, the accumulated surplus of MASC was $96.1 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest (if any) on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, in each case promptly when due, in the currency in which, and country where, payable at the time of payment thereof, subject during wartime to any applicable laws or regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency exposure as at March 31 for the years 2019 through 2023.

DIRECT FUNDED BORROWINGS (1)

	As at March 31,
	2019	2020	2021	2022	2023

	(In thousands of dollars)
Direct Funded Debt Payable in:
Canadian Dollars (2)	$36,491,254	$37,243,395	$41,564,604	$43,005,044	$45,454,428
Issues hedged to Canadian Dollars	12,318,554	13,014,227	11,962,422	12,705,300	10,242,665
U.S. Dollars	400,890	425,610	377,250	499,840	541,320
Issues hedged to U.S. Dollars	1,075,722	1,064,025	628,750	187,440	1,569,090

Total Direct Funded Borrowings	50,286,420	51,747,257	54,533,026	56,397,624	57,807,504
Less: Sinking Funds	(1,132,350)	(1,153,031)	(1,109,977)	(1,110,444)	(1,123,404)

Net Direct Funded Borrowings	$49,154,070	$50,594,226	$53,423,049	$55,287,180	$56,684,100

Raised for the purpose of:
General Government Programs (3)	$21,575,300	$21,531,161	$23,570,926	$24,532,896	$25,800,279
The Manitoba Hydro-Electric Board	21,500,847	23,077,367	23,936,072	24,587,142	24,421,548
Other Self-Sustaining	6,077,923	5,985,698	5,916,051	6,167,142	6,462,273

Net Direct Funded Borrowings	$49,154,070	$50,594,226	$53,423,049	$55,287,180	$56,684,100

(1)

Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year, adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2)

Direct funded borrowings payable in Canadian dollars include debentures held by the Canada Pension Plan Investment Fund. Such securities are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when the Minister deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2023, the total amount of such securities was $477 million (2022 — $477 million).

(3)

Borrowings for general government programs, including capital assets and pension funding, consist of the total direct funded borrowings of the Province, less borrowings issued for self-sustaining purposes.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2023, the Province issued funded borrowings of $1,200 million in Canadian dollars, and $1,000 million in United States dollars fully swapped to Canadian dollars, which was issued to finance maturing issues and to provide funding for Manitoba Hydro and for self-sustaining programs.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2019 through 2023.

GUARANTEED BORROWINGS

	As at March 31,
	2019	2020	2021	2022	2023

	(In thousands of dollars)
Net Guaranteed Borrowings:
Payable in Canadian Dollars	$163,599	$112,612	$107,674	$136,023	$139,504

Issued by:
Manitoba Hydro	$61,186	$61,129	$61,121	$111,097	$111,095
Other (1)	102,413	51,483	46,553	24,926	28,409
Net Guaranteed Borrowings	$163,599	$112,612	$107,674	$136,023	$139,504

(1)	Includes promissory notes, loans, mortgages, and bank lines of credits held with various financial institutions.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2023:

MATURITY SCHEDULE

DIRECT AND GUARANTEED BORROWINGS (1)

Years Ending March 31,	Canadian Dollars (2)	U.S. Dollars (3)	Gross Maturities	Estimated Sinking Funds Withdrawal	Net Maturities

	(In millions of dollars)
Short-Term Borrowings (4)	$2,700	$—	$2,700	$—	$2,700
2024 (4)	2,988	274	3,262	58	3,204
2025	3,048	449	3,497	48	3,449
2025	3,465	514	3,979	99	3,880
2027	2,662	332	2,994	84	2,910
2028	1,799	—	1,799	40	1,759

	16,662	1569	18,231	329	17,902
2029-2033	12,260	541	12,801	397	12,404
2034-2043	9,468	—	9,468	174	9,294
2044-2073	16,814	—	16,814	224	16,590
2074-2122	600	—	600	—	600
2023-2031 Health Care Facilities	5	—	5	—	5

	$55,810	$2,110	$57,920	$1,123	$56,796

(1)

The table does not include Other Guarantees of the Province totaling $28.4 million as at March 31, 2023, consisting of promissory notes, loans, mortgages, and bank lines of credits held with various financial institutions.

(2)	Borrowings payable in Canadian dollars include borrowings swapped from other currencies.
(3)	Borrowings payable in U.S. dollars (U.S. $1,559 million) are stated at the Canadian dollar equivalent as at March 31, 2023.
(4)

Short-Term Borrowings represent 90-day Treasury Bills and Promissory Notes outstanding. Short-Term Borrowings, together with the 2024 maturities, represent the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings and may authorize, by directive, the amounts, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2023, was nil. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by the Government of Canada or the Canadian Provinces.

Manitoba Hydro is no longer required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds.

Unfunded Debt

The unfunded debt of the Province as at March 31, 2023 amounted to $4,703.6 million, including $2,007.9 million of accounts payable, $204.5 million of accrued interest and $2,491.2 million of other accrued charges. This unfunded debt was offset by current assets of the Province in the amount of $4,745.2 million, represented by $579.4 million of March 2023 tax revenue receivables, $550.2 million of other receivables, $50.2 million of interest receivable, $894.4 million of accounts receivable from the Federal and other governments and $3,051.5 million in cash and equivalents, less a valuation allowance of $380.6 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector as at March 31 for each of the years 2019 through 2023.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars)
Issued for the purpose of:
General Government Programs	$22,708	$22,684	$24,681	$25,643	$26,924
Less Sinking Funds	(1,132)	(1,153)	(1,110)	(1,110)	(1,123)

Net General Government Programs	21,575	21,531	23,571	24,533	25,800

Manitoba Hydro	21,623	23,199	24,058	24,756	24,591
Less Sinking Funds	—	—	—	—	—

Net Manitoba Hydro	21,623	23,199	24,058	24,756	24,591

Other Crown Organizations, Public Sector Entities and Loans Payable	8,303	8,255	8,196	8,405	8,749
Less Sinking Funds	(82)	(99)	(118)	(132)	(152)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	8,220	8,156	8,078	8,273	8,597

Net Public Sector Debt	$51,419	$52,887	$55,707	$57,562	$58,988

Consisting of:
Direct Debt of the Province (1)	$47,406	$48,606	$51,197	$52,952	$54,055
Guaranteed Debt of the Province (1)	61	61	61	111	111
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	5,166	5,472	5,677	5,741	6,098

Total Public Sector Debt	52,633	54,139	56,935	58,804	60,264
Less: Accumulated Sinking Funds	(1,214)	(1,252)	(1,228)	(1,242)	(1,276)

Net Public Sector Debt	$51,419	$52,887	$55,707	$57,562	$58,988

(1)

U.S. and other foreign currency borrowings included in the direct debt of the Province and the guaranteed debt of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March  31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Manitoba Public Sector and of the Province, as well as borrowings issued for General Government programs, including capital assets and pension funding (all net of accumulated sinking funds) as at March 31 for the years 2019 through 2023, including per capita data based upon population at July 1 of the preceding calendar year.

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars, unless in per capita)
Total Net Consolidated Funded Borrowings of the Manitoba Public Sector	$51,419	$52,887	$55,707	$57,562	$58,988
Per Capita	38,004	38,491	40,309	41,233	41,424
As a Percent of Primary Household Income	111.0%	111.7%	117.4%	113.2%	108.2%
As a Percent of Nominal Gross Domestic Product	70.1%	70.9%	75.7%	72.1%	68.2%
Total Net Direct Funded Borrowings of the Province	$49,154	$50,594	$53,423	$55,287	$56,684
Per Capita	36,330	36,823	38,656	39,604	39,806
As a Percent of Primary Household Income	106.1%	106.9%	112.6%	108.7%	104.0%
As a Percent of Nominal Gross Domestic Product	67.0%	67.8%	72.6%	69.3%	65.5%
Net Borrowings Issued for General Government Programs	$21,575	$21,531	$23,571	$24,533	$25,800
Per Capita	15,946	15,670	17,056	17,574	18,118
As a Percent of Primary Household Income	46.6%	45.5%	49.7%	48.3%	47.3%
As a Percent of Nominal Gross Domestic Product	29.4%	28.9%	32.0%	30.7%	29.8%

Starting in 2007, the Province has borrowed to fund a portion of its unfunded pension liabilities. These borrowings increase total net funded borrowings. As the proceeds are invested in pension assets, they do not increase Summary Net Debt of the Province.

SUMMARY NET DEBT

	As of March 31,
	2019	2020	2021	2022	2023

	(In millions of dollars, unless otherwise indicated)
Total Financial Assets (1)	$32,862	$35,139	$37,533	$38,665	$42,002

Liabilities:
Taxpayer-supported debt	29,166	29,272	31,339	32,398	33,098
Borrowings on behalf of Manitoba Hydro Electric Board	21,501	23,078	23,936	24,587	24,421
Accounts payable, accrued charges, provisions and unearned revenue	4,376	5,123	6,543	6,603	7,518
Derivative financial instruments (2)	—	—	—	—	2,874
Asset retirement obligations	700	730	760	788	757
Pension liability	2,914	3,107	3,321	3,487	3,597

Total Liabilities	58,657	61,310	65,899	67,863	72,265

Summary Net Debt	$25,795	$26,171	$28,366	$29,198	$30,263

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	35.2%	35.1%	38.5%	36.6%	34.4%

(1)	Includes cash, amounts receivable, loans and advances, investments, equity in GBEs and other financial assets.
(2)

Effective April 1, 2022 the government adopted PS 3450 Financial Instruments. This new standard requires the inclusion of derivative liabilities on the statement of financial position. Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the effective date of this new standard are not reversed and, therefore, the prior periods have not been restated.

Pension Liability

The Province participates in various pension plans. The two primary plans in which the Province directly participates are the Civil Service Superannuation Fund (CSSF) and the Teachers’ Retirement Allowances Fund (TRAF). In accordance with the Acts that provide for these plans, the Province is responsible for 50% of pension benefits earned by employees. These plans are joint trusteed plans. The Province’s pension liability reflects its share of the actuarial present values of pension benefits attributed to services rendered by employees and former employees, net of any plan assets, which are set aside by the Province in irrevocable trusts.

Other pension plans in which the Province participates include the Members of the Legislative Assembly Plan, the Legislative Assembly Pension Plan, the Judges’ Supplemental Pension Plan and the Winnipeg Child and Family Services Employee Benefits Retirement Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

The Province also includes several other pension plans in its pension liability. These other plans include post-secondary education pension plans and public school divisions’ pension plans. Post-secondary education pension plans include the University of Manitoba Pension Plans, the University of Winnipeg Pension Plan and the Brandon University Retirement Plan. Public school divisions’ pension plans include the Winnipeg School Division Pension Fund for Employees Other Than Teachers, Retirement Plan for Non-Teaching Employees of the St. James-Assiniboia School Division and Retirement Plan for Employees of Frontier School Division and School District of Mystery Lake Pension Plan. The Province is responsible for any excess of accrued pension benefits over pension fund assets for these plans.

Employees in the health sector are members of the Health Care Employees Pension Plan, a multi-employer defined benefit pension plan established between employees and participating boards. Because the Province does not sponsor this plan, the accrued benefit liability of this Plan is not recognized in the Summary Financial Statements. The annual net benefit plan expense is the amount of required contributions provided for employees’ services rendered during the year. During the year, the Province expensed contributions to this Plan of $224 million (2022 — $214 million). At December 31, 2022, this Plan had an excess of net assets available for benefits over pension obligations of $879 million (December 31, 2021 — $2,051 million).

As at March 31, 2023, the Province’s total gross pension obligation for all these Plans (except health) was $10,848 million (2022 — $10,729 million) or $3,597 million net of plan assets (2022 — $3,487 million). The components of this obligation are set forth below.

An actuarial valuation and report of the Province’s liability to the CSSF was completed as at December 31, 2021. The report also provided a formula to update this liability on an annual basis. In accordance with this formula, the Province’s actuarial liability to the CSSF has been calculated at $3,487 million on an indexed basis as at March 31, 2023 (2022 — $3,468 million) or at $1,158 million net of plan assets as at March 31, 2023 (2022 — $1,108 million).

An actuarial report for TRAF was completed as of January 1, 2022 and provides a formula to update the Province’s pension liability, resulting in a pension liability of $4,828 million on an indexed basis at March 31, 2023 (2022 — $4,695 million) or $2,239 million net of plan assets at March 31, 2023 (2022 — $2,139 million).

An actuarial valuation and report of the Province’s liability to the other pension plans was calculated at $2,533 million on an indexed basis at March 31, 2023 (2022 — $2,566 million) or at $200 million net of plan assets at March 31, 2023 (2022 — $240 million).

The following table summarizes the estimated actuarial pension liability for the Province and Crown organizations excluding GBEs such as Manitoba Hydro. The balances are net of the Pension Assets Fund (described below).

	As at March 31,
	2022	2023

	(In millions of dollars)
Civil Service Superannuation Fund	$1,108	$1,158
Teachers’ Retirement Allowances Fund	2,139	2,239
Other Pension Plans	240	200

Pension Liability (1)	$3,487	$3,597

(1)	Includes unamortized actuarial gains and losses.

Pension fund assets are held in the Pensions Assets Fund, which includes separately invested trust accounts for CSSF and TRAF.

The Province has from time to time set aside funds to address the Province’s unfunded pension liability. The Province transferred a total of $2.7 billion from the Operating Fund to CSSF and TRAF during the fiscal years from 2008 to 2023 to reduce its unfunded pension liability level.

Manitoba Hydro employees are eligible for pensions under The Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. As at March 31, 2023, Manitoba Hydro and its subsidiaries had a net pension liability of $469 million (2022 — $600 million), which consisted of an accrued benefit obligation of $1,712 million (2022 — $1,868 million) and pension assets of $1,243 million (2022 — $1,268 million). These amounts are not reflected in the above totals in respect of the Province’s pension liability.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (Manitoba Hydro) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown in right of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to The Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and to allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

Strategy 2040, approved by the Manitoba Hydro Board of Directors in January 2021, aligns the organization around a cohesive, sustainable, long term strategy, considering the diverse views of its many stakeholders and the rapidly changing energy industry. In July of 2023, the Province of Manitoba released its Energy Roadmap and in August 2023 Manitoba Hydro released its Integrated Resource Plan. Together they seek to navigate the transition in the energy landscape through modernization of energy governance and infrastructure while keeping rates affordable and competitive, and position the Province as a low-carbon leader.

Manitoba Hydro currently provides electricity to approximately 616,289 customers and natural gas service to approximately 296,138 customers within the Province. In addition, Manitoba Hydro currently has approximately 23 active counterparties for electricity exports in the U.S., Ontario and Saskatchewan.

As at March 31, 2023, Manitoba Hydro’s total generating capability was 6,054 megawatts. Of this generating capability, hydro-electric stations represented 95.8%, thermal-electric stations represented 4.0% and diesel-electric stations represented 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system. As of August 1, 2018, the use of the coal thermal-electric station has been discontinued.

For the fiscal year ended March 31, 2023, 96.7% of the total energy supply of 40.9 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by imports was 0.9%, wind purchases was 2.3%, and thermal generation was 0.0%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2023 was $655 million, compared to net loss of $259 million in the previous fiscal year. The significant increase in net income from the previous fiscal year was primarily a result of a substantial increase in net exports (extraprovincial revenue net of fuel and power purchased and water rentals) largely driven by a significant increase in market prices as well as record high water flow conditions which resulted in higher hydraulic generation and lower power purchases (imports). The increase to net income was also attributed to the Province of Manitoba reducing the fees charged to the Manitoba Hydro to guarantee its debt as well as reducing the rate charged for use of water in the generation of electricity (water rentals) by 50% effective April 1, 2022. Manitoba Hydro’s debt/equity ratio was 84:16 at March 31, 2023. Manitoba Hydro is currently projecting a net loss of approximately $160 million in 2023/24, compared to budgeted net income of $450 million, primarily driven by low-water conditions which have significantly reduced net export revenues. There still remains significant variability in these projected financial results, particularly in relation to energy market prices. Manitoba Hydro is currently seeing unprecedented and sustained congestion levels at its settlement point in the market in which it makes import purchases. The congestion causes Manitoba Hydro to pay a premium for imported energy and may cause significant volatility in market prices. If congestion levels do not subside, and Manitoba Hydro is unable to mitigate this risk, elevated import purchases prices throughout the winter could lead to further deterioration in its financial outlook for 2023/2024.

Electricity

As at March 31, 2023, Manitoba Hydro owned and operated 16 hydro-electric generating stations having a total installed electric generating capability of 5,799 megawatts, including six stations with a total capability of 4,565 megawatts located on the Nelson River. Manitoba Hydro also owned and operated one thermal-electric generating stations having a total installed capability of 244 megawatts and four isolated diesel sites having an installed capacity of 11 megawatts.

As at March 31, 2023, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 14,319 circuit kilometers.

For purposes of exporting surplus energy, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario, and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a firm export transfer capability of 125,000 kilowatts and a firm import transfer capability of 25,000 kilowatts. The interconnections with Saskatchewan have a firm export transfer capability of 400,000 kilowatts and a firm import transfer capability of 145,000 kilowatts. The interconnections with the United States have a firm export transfer capability of 3,058,000 kilowatts and a firm import transfer capability of 1,475,000 kilowatts. Additional non-firm import and export transfer capability may be available from time to time on all three interfaces depending on the operating conditions.

During the fiscal year ended March 31, 2023, Manitoba Hydro sold a total of 36 billion kilowatt-hours of electricity, representing an increase of 25.0% from the fiscal year ended March 31, 2022. Manitoba sales volumes increased due to higher usage and customer growth, partially offset by weather impacts due to a cooler summer reducing the cooling load. Extraprovincial sales volumes increased by 114.7% due to high water levels. Despite reservoir storage being higher than average at the start of the fiscal year as a result of water conditions in 2022/23, total hydraulic generation for 2023/24 is expected to be approximately 25% lower than the 2023/24 budget due to unfavourable precipitation.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas, provides natural gas distribution and related energy services to approximately 296,138 customers that are located in over 132 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,944 kilometers) and distribution (8,955 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2023, Centra Gas had total gas deliveries of 78.5 billion cubic feet, an increase of 5.4% from the prior year due to customer growth.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the Province are set on an embedded cost of service basis. On August 24, 2023, the Public Utilities Board (PUB) approved an average electricity rate increase of one per cent effective September 1st and a further one per cent average increase that will become effective April 1, 2024. The PUB also approved as final the 3.6% average increase that was approved on an interim basis and implemented January 1, 2022. Manitoba Hydro’s rates for electricity sales within the Province are set to reflect the cost of providing service to different customer classes.

Manitoba Hydro’s natural gas subsidiary, Centra Gas Manitoba Inc. (Centra), files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of gas commodity price changes. Centra also offers a fixed rate service for gas commodity supply which allows residential and commercial customers to fix their natural gas rates for terms of up to five years. Natural gas revenues include the federal carbon charge (FCC), which came into effect on April 1, 2019. The FCC is collected from customers based on the volume of gas consumed and is remitted to the Federal government. The FCC has no impact on net income.

Statistical Information

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2019		2020		2021		2022		2023
Electricity
Installed Generating Capability (in megawatts)	5,561		5,615		5,608		5,860		6,054
Manitoba Firm Peak Demand (in megawatts)	4,911		4,692		4,888		4,785		4,761
Energy Supply (in millions of kilowatt-hours)
Generated	30,943		34,557		35,205		26,645		39,551
Purchased (scheduled energy)	1,728		1,005		1,447		5,126		1,320

Total	32,671		35,562		36,652		31,771		40,871

Electric Energy Sales (in millions of kilowatt-hours)
Manitoba	22,770		22,002		21,701		22,573		22,667
Extraprovincial (scheduled energy deliveries)	6,267		9,629		10,908		6,206		13,325

Total	29,037		31,631		32,609		28,779		35,992

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$1,706,983		$1,702,135		$1,714,451		$1,833,566		$1,902,812
Extraprovincial	430,214		468,273		610,940		584,756		1,131,012

Total	$2,137,197		$2,170,408		$2,325,391		$2,418,322		$3,033,824

Number of Customers	586,795		593,490		600,991		608,554		616,289
Average Revenue per kilowatt-hour
Manitoba	7.50	¢	7.74	¢	7.90	¢	8.12	¢	8.39	¢
Extraprovincial	6.86	¢	4.86	¢	5.60	¢	9.42	¢	8.49	¢
Average Cost per kilowatt-hour of Electric Energy Sold (excluding finance expense)	4.57	¢	4.09	¢	4.40	¢	5.85	¢	4.13	¢
Natural Gas
Gas Deliveries (in billions of cubic feet)	78.7		75.8		72.7		74.5		78.5

Number of Customers	284,996		287,714		290,502		293,256		296,138
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$184,612		$164,746		$165,346		$202,333		$230,378
Commercial/Industrial	177,461		161,956		163,573		221,063		273,472
Transportation	3,668		4,331		5,285		5,337		5,122
Federal Carbon Charge	—		57,448		82,119		113,836		146,698
Other	2,523		2,463		2,628		3,240		3,630

Total	$368,264		$390,943		$418,952		$545,807		$659,301

For information with respect to the operating financial results, balance sheet, statement of cash flows, comprehensive income of Manitoba Hydro and statement of changes in equity, see “Tables of Supplementary Information — Table V.”

Construction Program

Manitoba Hydro’s capital program includes expenditures for Major Capital (referred to previously as Major New Generation and Transmission), which provide increased capacity, energy or reliability, as well as expenditures to meet electricity and natural gas service replacements and expansions throughout the Province. Following a period of elevated Major Capital investment in connection with certain projects, capital expenditures are expected to shift to be primarily composed of sustaining capital to improve existing infrastructure. The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities, as well as expenditures related to demand side management programs during the four-year period ended March 31, 2023 and the estimated capital expenditures and demand side management programs during the five-year period ending March 31, 2028.

CAPITAL EXPENDITURES

	Year Ending March 31, (in thousands of dollars)
					Estimated
	2020	2021	2022	2023	2024	2025	2026-2028
Electricity
Major Capital*	$1,452,546	$793,218	$304,239	$99,018	$69,114	$41,408	$24,518
Generation Additions & Upgrades	84,037	108,143	119,343	100,860	145,981	179,982	577,931
Transmission & Stations	131,451	122,540	126,707	151,834	133,984	125,026	526,891
Distribution & Other	329,402	251,108	257,968	278,754	257,536	254,374	880,500
Natural Gas
Distribution & Other	43,387	36,571	44,962	45,726	47,496	50,008	156,105
Demand Side Management	60,186	34,945	44,091	42,890	62,556	66,259	260,486

Total	$2,101,009	$1,346,525	$897,310	$719,082	$716,666	$717,056	$2,426,432

*	Previously named Major New Generation & Transmission

Major Capital expenditures for the five-year period to March 31, 2028 are projected to be approximately $160 million, which is all attributable to the Keeyask Project. The Keeyask Project includes the construction of a 695-megawatt Keeyask Generating Station on the Nelson River approximately 175 km northeast of Thompson in partnership with the Keeyask Cree Nations (KCN) — Tataskweyak Cree Nation, War Lake First Nation, Fox Lake Cree Nation and York Factory First Nation. The Joint Keeyask Development Agreement formalizing the Keeyask Hydropower Limited Partnership (KHLP) between Manitoba Hydro and the KCN was signed in 2009 and provides the KCN with a right to own up to 25 per cent of the partnership.

Unit commissioning started in the fall of 2020. The first unit was online February 16, 2021, six months ahead of the control schedule of August 2021. The remaining six generating units were brought online between April 1, 2021 and March 31, 2022, meaning all seven generating units at Keeyask are now online and able to deliver clean, renewable energy to Manitoba Hydro customers.

While all generating units are in-service, work remains to bring the powerhouse into full operation. This includes: completing the supporting systems including building and safety systems such as fire detection and suppression, telecommunications, and HVAC systems; testing and commissioning the subsystems after their installation; installing safety features around the site including public safety fences and guard rails along the roads and ramps; and decommissioning the site by removing the 2500 person camp and completing site remediation.

Despite the additional safety arrangements necessitated by the COVID-19 pandemic, Manitoba Hydro projects final costs for the Keeyask project to come in at approximately $8.2 billion, below the control budget of $8.7 billion

Sustaining capital expenditures, excluding Major Projects, total approximately $3.3 billion over the five-year forecast period to 2027/28. Manitoba Hydro is investing in the replacement and refurbishment of existing assets to address the degradation and obsolescence of assets installed several decades ago, distribution assets to address increasing load requirements, as well as transmission capacity enhancements to address higher than average load growth and system expansion in certain rural and urban regions of the Province. Manitoba Hydro targets to have internally generated funds fund the majority of these sustaining capital expenditures.

In January 2018, a new crown corporation (Efficiency Manitoba) was created to be responsible for the planning, design and implementation of demand side management (DSM) programming for both electricity and natural gas. The electricity and natural gas DSM activities of Efficiency Manitoba are funded by Manitoba Hydro.

Summary of Historical Major Capital

Associated with the Keeyask generating station, the Manitoba-Minnesota Transmission Project (MMTP) is a 213 km 500 kV AC transmission line to be interconnected with the Great Northern Transmission Line (GNTL) at the Canada-US border. The MMTP project received approval from federal and provincial regulatory authorities and construction commenced in August 2019 and was completed on schedule and placed in-service on June 1, 2020. The GNTL connects with the MMTP at the Canada–US border near Roseau, Minnesota and runs approximately 360 kilometers south east to the new Iron Range 500-230 kV substation near Grand Rapids, Minnesota. The total cost of the MMTP is coming in below the $490 million control budget.

The Birtle Transmission Line project was developed as a requirement of the 100 MW System Power Sale to SaskPower. The Birtle Transmission Line is a 46 km, 230 kV line which connects the Manitoba grid at Birtle, Manitoba to the Saskatchewan grid at the border. Manitoba Hydro received the Environment Act License for the project in January 2020. Transmission line construction commenced in July 2020 and the project went into service in March of 2021. The project came in below the control budget of $69 million.

The following table summarizes the location and net winter capability of Manitoba Hydro’s integrated system existing and potential generating stations as at March 31, 2023.

MANITOBA HYDRO INTEGRATED SYSTEM

EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Net Interconnected Capability
		(in megawatts)
Jenpeg	Nelson	86
Keeyask (1)	Nelson	555
Kelsey	Nelson	294
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,400
Pine Falls	Winnipeg	88
Great Falls	Winnipeg	137
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	164
Slave Falls	Winnipeg	60
Pointe Du Bois	Winnipeg	34
Grand Rapids	Saskatchewan	480
Laurie River I and II	Laurie	10
Wuskwatim	Burntwood	206

Total Hydraulic Capability		5,799
Brandon (2)		244

Total Integrated System Capability		6,043

(1)	Keeyask is expected to produce approximately 695MW with all units operating at full capacity.
(2)	The Selkirk thermal generating station was taken off-line in April 2021 to be decommissioned.

POTENTIAL GENERATING STATIONS (3)

Conawapa	Nelson	1,485
Gillam Island	Nelson	1,080
Birthday Rapids	Nelson	380
Whitemud	Nelson	310
Manasan	Burntwood	270
Red Rock	Nelson	250
First Rapids	Burntwood	210
Granville Falls	Churchill	120
Notigi	Burntwood	120
Bonald	Churchill	110
Early Morning	Burntwood	80

(3)	Capacity addition to the integrated system excluding impacts on adjacent generating stations.

Export Power Sales

Manitoba Hydro enters into short-term and long-term power sales on an on-going basis with numerous utilities and markets in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of, and exposures to, export sales customers in order to minimize credit risk.

Manitoba Hydro has a Coordinating Agreement with Midcontinent Independent System Operator, Inc. (MISO) which allows Manitoba Hydro to participate in MISO. The agreement provides Manitoba Hydro with non-discriminatory transmission access to the membership base of MISO. From its headquarters in central Indiana, MISO serves as the regional transmission organization for its transmission-owning members, and with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 205,000 megawatts of generation capacity and over 65,000 miles of high voltage transmission lines in all or parts of 15 states. This market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The market offers a broad range of electricity products, thereby providing additional sales opportunities to Manitoba Hydro.

The following table summarizes Manitoba Hydro’s current and future export power contracts.

Executed Contracts	Term
Basin Electric Power Cooperative:
50 MW to 80 MW Capacity Sale	June 1, 2023 – May 31, 2028
Dairyland Power Cooperative:
50 MW Diversity Exchange	June 1, 2022 – May 31, 2027
Great River Energy:
200 MW Diversity Exchange	November 1, 2014 – April 30, 2030
Minnesota Municipal Power Agency:
65 MW to 105 MW Capacity Sale	June 1, 2020 – May 31, 2030
Minnesota Power:
250 MW System Power Sale	June 1, 2020 – May 31, 2035
133 MW Energy Sale	June 1, 2020 – May 31, 2040
Northern States Power Company:
350 MW Diversity Exchange	May 1, 2015 – April 30, 2025
375 (S)/ 325 (W) MW System Power Sale	May 1, 2015 – April 30, 2025
125 MW System Power Sale	May 1, 2021 – April 30, 2025
11 MW Financial Swap	January 1, 2022 – December 31, 2027
Saskatchewan Power Corporation:
100 MW System Power Sale	June 1, 2020 – May 31, 2040
215 MW System Power Sale	June 1, 2022 – May 31, 2052
Wisconsin Public Service Corporation:
100 MW System Power Sale	June 1, 2021 – May 31, 2027
100 MW Energy Sale	June 1, 2027 – May 31, 2029

Definitions:

Capacity: Zonal Resource Credit (ZRC) or Unforced Capacity (UCAP).

Diversity Exchange: seasonal swap of capacity.

Energy Sale: long-term energy sale contracts with customers whereby Manitoba Hydro will offer energy under the contract when it has energy that is surplus to domestic customer and dependable export customer requirements.

Financial Swap: a contract where parties financially settle the difference between a fixed price and a specified floating price at an agreed upon price node.

(S): summer season.

System Power Sale: annual sales of both capacity and firm energy.

(W): winter season.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023
	Restated
	(In millions of dollars)
FINANCIAL ASSETS
Cash and cash equivalents	$3,407	$2,746
Amounts receivable	2,333	2,541
Inventories for resale	17	15
Due from Manitoba Hydro Electric Board	24,587	24,421
Derivative Financial Instrument (1)	—	2,055
Portfolio investments	3,031	4,114
Loans and advances	1,438	1,549
Equity in government business enterprises	3,832	4,541
Equity in government business partnerships	20	20

TOTAL FINANCIAL ASSETS	$38,665	$42,002

LIABILITIES
Taxpayer-supported debt	32,398	33,098
Borrowings on behalf of Manitoba Hydro Electric Board	24,587	24,421
Accounts payable, accrued charges, provisions and unearned revenue	6,603	7,518
Derivative financial Instruments (1)	—	2,874
Asset Retirement Obligation	788	757
Pension liability	3,487	3,597

TOTAL LIABILITIES	67,863	72,265

NET DEBT	(29,198)	(30,263)

NON-FINANCIAL ASSETS
Inventories held for use	342	282
Prepaid expense	87	98
Tangible capital assets	14,725	15,168

	15,154	15,548

ACCUMULATED DEFICIT	$(14,044)	$(14,715)

(1)

Effective April 1, 2022 the government adopted PS 3450 Financial Instruments. This new standard requires the inclusion of derivative liabilities on the statement of financial position. Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the effective date of this new standard are not reversed and, therefore, the prior periods have not been restated.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REVENUE AND EXPENSE

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023
	Restated
	(In millions of dollars)
REVENUE
Income taxes:
Corporation income tax	$810	$1,238
Individual income tax	4,435	4,556
Other taxes:
Corporation taxes	333	416
Fuel taxes	323	323
Land transfer tax	146	136
Levy for health and education	385	415
Retail sales tax	2,387	2,597
Tobacco tax	170	146
Other taxes	13	19
Education property tax	728	733
Fees and other revenue	2,479	2,497
Federal transfers:
Equalization	2,719	2,933
Canada Health Transfers	1,562	1,646
Canada Social Transfers	561	581
Canada COVID-19 Transfers	430	182
Shared cost and other	991	1,128
Net income from government business enterprises	321	1,408
Recovery from government business enterprises and other investment earnings	1,151	1,190

TOTAL REVENUE	19,994	22,144

EXPENSES
Legislative Assembly	48	58
Executive Council	6	7
Advanced Education, Skills, and Immigration	1,518	1,567
Agriculture	644	408
Consumer Protection and Government Services	512	532
Economic Development, Investment and Trade	292	236
Education and Early Childhood Learning	3,308	3,639
Environment, Climate & Parks	127	132
Families	2,355	2,198
Finance	173	334
Health	7,279	7,572
Indigenous Reconciliation and Northern Relations	43	39
Justice	760	758
Labour and Immigration	23	27
Mental Health and Community Wellness	376	398
Municipal Relations	420	633
Natural Resources and Northern Development	134	149
Public Service Commission	37	40
Seniors and Long Term Care	—	28
Sport, Culture and Heritage	92	151
Transportation and Infrastructure	505	591
Tax Credits	72	121
Enabling Appropriations	31	27
Emergency Expenditures	135	266
Debt Servicing	1,804	1,963

TOTAL EXPENSES	20,694	21,874

Operating Surplus (Deficit) for the year	$(750)	$270

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023
	Restated
	(In millions of dollars)
Opening accumulated deficit, as previously reported	$(13,125)	$(13,549)
Correction of an error (Note 1)	45	45
Asset retirement obligation (Note 2)	(495)	(540)

Opening accumulated deficit, as restated	(13,575)	(14,044)
Operating Surplus (deficit) for the year	(750)	270
Transfer of other comprehensive income (loss)	—	263
Other comprehensive income (loss)	279	—

Closing accumulated deficit	$(14,044)	$(13,511)

Note 1:	The government omitted to record a receivable of $45 million from the municipal corporations for the Education Support Levy at March 31, 2021.

The error increased accounts receivable at March 31, 2023 by $45 million and decreased the accumulated deficit at April 1, 2021 by $45 million. It also decreased net debt at March 31, 2022 by $45 million.

Note 2:

Effective April 1, 2022, the government adopted PS 3280 Asset Retirement Obligations (ARO). The government applied the modified retroactive application approach in the adoption of this accounting standard.

Under the modified retroactive application, ARO are measured using information, assumptions and discount rates that are current at April 1, 2022 when the standard was first applied. The Province recognized any existing ARO at April 1, 2022 adjusted for any accumulated accretion that had accumulated since the legal obligation was recognized.

An adjustment to the opening deficit at April 1, 2022 is the net difference between the liability and the net book value of the related assets. Liabilities for unrecorded tangible capital assets, or assets no longer in productive use, were adjusted to the accumulated deficit at April 1, 2022.

The impact of the adoption of this new standard, at March 31, 2022, was an increase in liabilities of $788 million, an increase in tangible capital assets of $248 million and an increase in accumulated deficit of $540 million.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF REMEASUREMENT GAINS AND LOSSES

FOR THE YEAR ENDED MARCH 31, 2023

	2022	2023

	(In millions of dollars)
Accumulated Remeasurement Gains/(Losses), Beginning of Year
Adjustment on adoption of the financial instruments related standards:
Accumulated unrealized remeasurement gains/(losses)	$—	$(746)
Accumulated unrealized foreign exchange gains/(losses)	—	311

	—	(435)

Net remeasurement gains/(losses) attributable to:
Derivatives	—	(7)
Foreign exchange	—	(540)
Equity at fair value	—	—

Net remeasurement gains/(losses) for the year	—	(547)

Accumulated other comprehensive income/(loss), beginning of the year	—	(264)
Other comprehensive income	—	42

Accumulate other comprehensive income/(loss)	—	(222)

Accumulated remeasurement gains/(losses), end of year	—	(1,204)

Note:

Effective April 1, 2022, the government adopted PS 3450 Financial Instruments. Recognition, derecognition and measurement policies followed in financial statements for periods prior to the effective date of this new standard are not reversed and, therefore, the prior periods have not been restated. On April 1, 2022, the Government recognized all financial assets and financial liabilities in accordance with the standard on its Consolidated Statement of Financial Position and its Consolidated Statement of Remeasurement Gains and Losses.

I. SUMMARY FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOW

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023

	(In millions of dollars)
Cash and cash equivalents provided by (used in)
Operating activities
Operating Surplus (deficit) for the year	$(750)	$270
Changes in non-cash items:
Amortization of tangible capital assets	819	842
Amortization of debt premium	(68)	(30)
Loss on disposal of tangible capital assets	47	85
Unamortized losses on derivative contracts	(15)	(110)
Valuation allowance	7	69
Amounts receivable	(396)	(274)
Inventories	(144)	62
Prepaids	(5)	(11)
Changes in equity in government business enterprises and government business partnerships	(3)	(709)
Accounts payable, accrued charges, provisions and unearned revenue	60	915
Asset retirement obligations	29	(31)
Pension liability	166	110
Other comprehensive income (loss) (Schedule 3)	279	—
Other	(1)	107

Cash provided by operating activities	25	1,295

Capital Activities
Acquisition of tangible capital assets	(1,071)	(1,370)

Cash used in capital activities	(1,071)	(1,370)

Investing activities
Investments purchased	(2,226)	(3,691
Investments sold or matured	1,855	2,105

Cash used in investing activities	(371)	(1,586)

Financing activities
Debt issued	4,775	4,191
Debt redeemed	(2,969)	(3,191)

Cash provided by financing activities	1,806	1,000

Increase in cash and cash equivalents	389	(661)
Cash and cash equivalents, beginning of year	3,018	3,407

Cash and cash equivalents, end of year	$3,407	$2,746

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

CONSOLIDATED OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2023 (2)

(with comparative figures for 2022)

	Utilities	Insurance	Finance	Total 2023	Total 2022

	(In millions of dollars)
Changes in Equity
Results of Operations
Revenue from Operations	$3,892	$1,579	$1,718	$7,189	$6,036

Expenses:
Operations	2,223	1,550	966	4,739	4,635
Debt servicing	1,031	—	11	1,042	1,080

Total Expenses	3,254	1,550	977	5,781	5,715

Net Income	638	29	741	1,408	321
Other comprehensive income (loss)	78	(36)	—	42	279

Total comprehensive income (loss)	716	(7)	741	1,450	600
Transfers to the Government	—	—	(741)	(741)	(597)

Net increase in equity in government business enterprises	$716	$(7)	$—	$709	$3

(1)	Government business enterprises consist of the following as at March 31, 2023:

Utilities:

The Manitoba Hydro-Electric Board

Insurance:

The Deposit Guarantee Corporation of Manitoba

The Manitoba Public Insurance Corporation

Finance:

The Manitoba Liquor and Lotteries Corporation

(2)	For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2023

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(A) Payable in Canadian Dollars:
Debenture Loans
GF	02-Jun-23	2013	2.55	3,050,000	(1)
GH	02-Jun-24	2014	3.30	900,000	(1)
GJ	02-Jun-25	2015	2.45	2,950,000	(1)
DT	22-Dec-25	1995	7.75	300,000	(1)(3)
GN	02-Jun-26	2016	2.55	1,900,000	(1)
GS	02-Jun-27	2017	2.60	1,500,000	(1)
GU	02-Jun-28	2018	3.00	2,050,000	(1)
GW	02-Jun-29	2019	2.75	1,300,000	(1)
GY	02-Jun-30	2020	2.05	1,300,000	(1)
CL	05-Mar-31	1991	10.50	599,945	(1)
HD	02-Dec-32	2022	3.90	1,900,000	(1)
HA	05-Jun-31	2021	2.05	1,650,000	(1)
FA	05-Mar-37	2004	5.70	700,000	(1)
PB	05-Mar-38	2007	4.60	950,000	(1)
FK	05-Mar-40	2008	4.65	800,000	(1)
FR	05-Mar-41	2010	4.10	1,300,000	(1)
FT	05-Mar-42	2011	4.40	400,000	(1)
GA	05-Mar-43	2012	3.35	550,000	(1)
GG	05-Sept-45	2013	4.05	1,500,000	(1)
GK	05-Sept-46	2015	2.85	1,950,000	(1)
GR	05-Sept-48	2017	3.40	2,100,000	(1)
FN	05-Mar-50	2009	4.70	350,000	(1)
GV	05-Mar-50	2018	3.20	2,550,000	(1)
GZ	05-Sep-52	2020	2.05	1,800,000	(1)
HC	05-Sep-53	2023	3.80	1,200,000	(1)

Total Debenture Loans				35,549,945

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Medium-Term Notes
C119-MTN	05-Sep-25	2010	4.40	715,000	(1)
C136-MTN	05-Sep-29	2013	3.25	356,000	(1)
C074-MTN	03-Dec-29	2004	STEP	100,000	(6)
C116-MTN	05-Mar-31	2010	6.30	100,000	(5)
C134-MTN	06-May-31	2013	3.05	25,000	(1)
C049-MTN	26-Jul-32	2002	6.30	50,000	(1)(5)
C052-MTN	29-Oct-32	2002	6.30	30,000	(1)
C141-MTN	05-Sept-33	2014	3.75	80,000	(1)
C076-MTN	19-Jan-35	2005	STEP	75,000	(6)
C086-MTN	30-Jun-36	2006	STEP	50,000	(6)
C087-MTN/RRB	01-Dec-36	2006	2.00	139,584	(1)
C124-MTN	05-Mar-39	2011	4.25	210,000	(1)
C091-MTN	16-Jul-39	2007	STEP	100,000	(10)
C031-MTN	05-Mar-40	2000	6.20	276,000	(1)
C040-MTN	05-Mar-42	2002	6.00	350,000	(1)
C068-MTN	05-Mar-44	2004	5.80	120,000	(1)
C092-MTN	05-Sept-44	2007	5.00	157,035	(1)
C129-MTN	05-Sept-52	2012	3.15	610,000	(1)
C139-MTN	05-Sept-54	2014	3.65	75,000	(1)
C110-MTN	05-Mar-60	2009	5.20	325,000	(1)
C109-MTN	05-Mar-63	2009	4.63	255,000	(1)
C137-MTN	05-Mar-63	2013	3.45	1,199,000	(1)
C160-MTN	05-Mar-68	2018	3.10	1,715,000	(1)
C175-MTN	05-Sep-20	2020	2.95	600,000	(1)

				7,712,619

H060	05-Sep-29	2014	3.25	100,000	(1)
H061	05-Sep-33	2014	3.75	50,000	(1)

				150,000

D025-MTN	05-Mar-31	2000	6.30	310,000	(1)
D129-MTN	05-Mar-31	2005	STEP	100,000	(5)

				410,000

Total Medium-Term Notes				8,272,619

Canadian Issues Swapped to U.S. Dollars:
CAD $
GF	02-Jun-23	2019	2.55	(260,127)
GX	16-Apr-24	2019	2.60	(424,898)
GJ	02-Jun-25	2020	2.45	(500,000)
GN	02-Jun-25	2016	2.55	(315,874)

				(1,500,899)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
Foreign Issues Swapped to Canadian Dollars:
H059	13-Sep-23	2013	N/A	198,185
GX	16-Apr-24	2020	N/A	1,332,700
GI	14-May-24	2014	N/A	872,400
C140	03-Mar-25	2014	N/A	367,444
C173	20-Apr-26	2020	N/A	148,000
C145	09-Jun-26	2015	N/A	287,071
GP	22-Jun-26	2016	N/A	642,750
C157	17-Aug-27	2017	N/A	298,522
C164	19-Jul-28	2018	N/A	35,030
C161	22-Aug-28	2018	N/A	220,744
HB-1	25-Oct-28	2021	N/A	742,380
C155	28-Nov-28	2016	N/A	185,360
C167	15-Mar-29	2019	N/A	330,625
C169	10-Apr-29	2020	N/A	35,665
C165	19-Jul-29	2018	N/A	34,750
C113	29-Mar-30	2010	N/A	102,923
C148	24-Mar-31	2016	N/A	297,748
C179	31-Nov-31	2021	N/A	32,225
C183	03-Feb-32	2022	N/A	32,404
C180	17-Nov-32	2021	N/A	145,889
C184	03-Feb-33	2022	N/A	32,404
C171	18-Jul-34	2020	N/A	69,348
C172	30-Mar-35	2020	N/A	93,110
C142	11-Jun-35	2015	N/A	43,200
C146	11-Dec-35	2015	N/A	82,993
C182	02-Feb-37	2022	N/A	99,900
C185	16-Feb-37	2022	N/A	109,890
C186	16-Feb-37	2022	N/A	115,989
H063	28-Jan-39	2019	N/A	45,372
C168	15-Mar-39	2019	N/A	198,375
C154	25-Jun-39	2016	N/A	58,600
C174	20-Apr-40	2020	N/A	146,000
C143	25-Jun-40	2015	N/A	827,430
C177	25-Jun-40	2020	N/A	129,750
S002	31-Oct-40	2011	N/A	55,864
C147	25-Feb-41	2016	N/A	130,985
H062	25-Jun-41	2016	N/A	71,261
C151	25-Jun-41	2016	N/A	414,355
C181	25-Nov-41	2021	N/A	228,064
H057	17-Nov-42	2012	N/A	39,463
C149	27-Apr-46	2016	N/A	58,391
C152	08-Aug-46	2016	N/A	50,838
C153	30-Aug-46	2016	N/A	76,291
C156	05-Dec-46	2016	N/A	61,554
C158	25-Feb-47	2017	N/A	103,748
C170	25-Jun-49	2020	N/A	150,000
C176	25-Jun-49	2020	N/A	116,400
C178	02-Nov-49	2020	N/A	155,560
C120	14-Oct-50	2010	N/A	70,300
C128	25-Jun-52	2012	N/A	64,420

				10,242,669

Total Canadian Dollars				52,564,334

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(B) Payable in U.S. Dollars:
GX	16-Apr-24	2020	2.60	1,353,300	(1)(2)
GI	14-May-24	2014	3.05	1,082,640	(1)(2)
GP	22-Jun-26	2016	2.13	676,650	(1)(2)
HB	25-Oct-28	2021	1.50	1,353,300	(1)(2)

				4,465,890

U.S. Dollar Issues Swapped to Canadian Dollars:
GX	16-Apr-24	2020	2.60	(1,353,300)	(1)(2)
GI	14-May-24	2014	3.05	(1,082,640)	(1)(2)
GP	22-Jun-26	2016	2.13	(676,650)	(1)(2)
HB	25-Oct-28	2021	1.50	(811,980)	(1)(2)

				(3,924,570)

Canadian Issues Swapped to U.S. Dollars:
GF	02-Jun-23	2019	2.55	273,570
GX	16-Apr-24	2019	2.60	449,160
GJ	02-Jun-25	2020	2.45	514,343
GN	02-Jun-25	2016	2.55	332,017

				1,569,090

Total U.S. Dollars				2,110,410

(C) Payable in Australian Dollars:
H059	13-Sep-23	2013	5.25	181,200	(1)(2)
C140	03-Mar-25	2014	4.25	339,750	(1)(2)
C145	09-Jun-26	2015	3.75	262,740	(1)(2)
C157	17-Aug-27	2017	3.60	271,800	(1)(2)
C161	22-Aug-28	2018	3.50	203,850	(1)(2)
C179	17-Nov-31	2021	2.40	31,710	(1)(2)
C183	03-Feb-31	2022	2.75	32,616	(1)(2)
C180	17-Nov-32	2021	2.50	145,866	(1)(2)
C184	03-Feb-33	2022	2.85	32,616	(1)(2)

				1,502,148

Australian Dollar Issues Swapped to Canadian Dollars:
H059	13-Sep-23	2013	5.25	(181,200)	(1)(2)
C140	03-Mar-25	2014	4.25	(339,750)	(1)(2)
C145	09-Jun-26	2015	3.75	(262,740)	(1)(2)
C157	17-Aug-27	2017	3.60	(271,800)	(1)(2)
C161	22-Aug-28	2018	3.50	(203,850)	(1)(2)
C179	17-Nov-31	2021	2.40	(31,710)	(1)(2)
C183	03-Feb-31	2022	2.75	(32,616)	(1)(2)
C180	17-Nov-32	2021	2.50	(145,866)	(1)(2)
C184	03-Feb-33	2022	2.85	(32,616)	(1)(2)

				(1,502,148)

Total Australian Dollars				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(D) Payable in Euros:
C113	29-Mar-30	2010	4.00	110,310	(1)(2)
C148	24-Mar-31	2016	1.28	297,102	(1)(2)
C172	30-Mar-35	2020	0.60	88,248	(1)(2)
C142	11-Jun-35	2015	1.39	47,066	(1)(2)
C146	11-Dec-35	2015	1.86	85,306	(1)(2)
C182	02-Feb-37	2022	0.75	102,956	(1)(2)
C186	06-Jul-37	2022	2.92	125,018	(1)(2)
H063	28-Jan-39	2019	1.72	44,124	(1)(2)
C154	25-Jun-39	2016	2.75	58,832	(1)(2)
C143	25-Jun-40	2015	1.77	855,270	(1)(2)
C177	25-Jun-40	2020	1.19	125,018	(1)(2)
S002	31-Oct-40	2011	3.24	58,832	(1)(2)
C147	25-Feb-41	2016	1.74	125,018	(1)(2)
H062	25-Jun-41	2016	1.95	66,186	(1)(2)
C151	25-Jun-41	2016	1.50	419,178	(1)(2)
C181	25-Nov-41	2021	0.70	235,328	(1)(2)
H057	17-Nov-42	2012	2.67	45,595	(1)(2)
C152	8-Aug-46	2016	1.11	51,478	(1)(2)
C158	23-Feb-47	2017	2.00	110,310	(1)(2)
C170	25-Jun-49	2020	1.50	147,080	(1)(2)
C176	25-Jun-49	2020	1.25	110,310	(1)(2)
C178	02-Nov-49	2020	0.48	147,080	(1)(2)
C120	14-Oct-50	2010	3.15	73,540	(1)(2)
C128	25-Jun-52	2012	2.78	73,540	(1)(2)

				3,602,725

Euro Issues swapped to Canadian Dollars:
C113	29-Mar-30	2010	4.00	(110,310)	(1)(2)
C148	24-Mar-31	2016	1.28	(297,102)	(1)(2)
C172	30-Mar-35	2020	0.60	(88,248)	(1)(2)
C142	11-Jun-35	2015	1.39	(47,066)	(1)(2)
C146	11-Dec-35	2015	1.86	(85,306)	(1)(2)
C182	02-Feb-37	2022	0.75	(102,956)	(1)(2)
C186	06-Jul-37	2022	2.92	(125,018)	(1)(2)
H063	28-Jan-39	2019	1.72	(44,124)	(1)(2)
C154	25-Jun-39	2016	2.75	(58,832)	(1)(2)
C143	25-Jun-40	2015	1.77	(855,270)	(1)(2)
C177	25-Jun-40	2020	1.19	(125,018)	(1)(2)
S002	31-Oct-40	2011	3.24	(58,832)	(1)(2)
C147	25-Feb-41	2016	1.74	(125,018)	(1)(2)
H062	25-Jun-41	2016	1.95	(66,186)	(1)(2)
C151	25-Jun-41	2016	1.50	(419,178)	(1)(2)
C181	25-Nov-41	2021	0.70	(235,328)	(1)(2)
H057	17-Nov-42	2012	2.67	(45,595)	(1)(2)
C152	8-Aug-46	2016	1.11	(51,478)	(1)(2)
C158	23-Feb-47	2017	2.00	(110,310)	(1)(2)
C170	25-Jun-49	2020	1.50	(147,080)	(1)(2)
C176	25-Jun-49	2020	1.25	(110,310)	(1)(2)
C178	02-Nov-49	2020	0.48	(147,080)	(1)(2)
C120	14-Oct-50	2010	3.15	(73,540)	(1)(2)

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
C128	25-Jun-52	2012	2.78	(73,540)	(1)(2)

				(3,602,725)

Total Euros				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(E) Payable in Hong Kong Dollars:
C155	28-Nov-28	2016	2.57	184,468	(1)(2)

				184,468

Hong Kong Dollar Issues Swapped to Canadian Dollars:
C155	28-Nov-28	2016	2.57	(184,468)	(1)(2)

				(184,468)

Total Hong Kong Dollars				0

(F) Payable in Japanese Yen:
C149	27-Apr-46	2016	0.80	50,900	(1)(2)
C153	30-Aug-46	2016	0.70	61,080	(1)(2)
C156	5-Dec-46	2016	0.70	50,900	(1)(2)

				162,880

Japanese Yen Issues swapped to Canadian Dollars:
C149	27-Apr-46	2016	0.80	(50,900)	(1)(2)
C153	30-Aug-46	2016	0.70	(61,080)	(1)(2)
C156	5-Dec-46	2016	0.70	(50,900)	(1)(2)

				(162,880)

Total Japanese Yen				0

(G) Payable in New Zealand Dollars:
C164	19-Jul-28	2018	3.61	33,037	(1)(2)
C169	10-Apr-29	2020	2.92	33,460	(1)(2)
C165	19-Jul-29	2018	3.69	33,037	(1)(2)
C185	16-Feb-37	2022	3.74	110,123	(1)(2)

				209,657

New Zealand Dollar Issues Swapped to Canadian Dollars:
C164	19-Jul-28	2018	3.61	(33,037)	(1)(2)
C169	10-Apr-29	2020	2.92	(33,460)	(1)(2)
C165	19-Jul-29	2018	3.69	(33,037)	(1)(2)
C185	16-Feb-37	2022	3.74	(110,123)	(1)(2)

				(209,657)

Total New Zealand Dollars				0

Series	Date of Maturity	Year of Issue	Coupon Rate (%)	Amount Outstanding	Ref
				(In thousands of dollars)
(I) Payable in Swiss Francs:
C173	20-Apr-26	2020	0.20	148,040	(1)(2)
C167	15-Mar-29	2019	0.25	370,100	(1)(2)
C168	15-Mar-39	2019	0.80	222,060	(1)(2)
C174	20-Apr-40	2020	0.70	148,040	(1)(2)

				888,240

Swiss Franc Issues Swapped to Canadian Dollars:
C173	20-Apr-26	2020	0.20	(148,040)	(1)(2)
C167	15-Mar-29	2019	0.25	(370,100)	(1)(2)
C168	15-Mar-39	2019	0.80	(222,060)	(1)(2)
C174	20-Apr-40	2020	0.70	(148,040)	(1)(2)

				(888,240)

Total Swiss Francs				0

(J) Payable in Swedish Kronas:
C171	18-Jul-34	2020	1.25	65,300	(1)(2)

				65,300

Swedish Krona Issues Swapped to Canadian Dollars:
C171	18-Jul-34	2020	1.25	(65,300)	(1)(2)

				(65,300)

Total Swedish Kronas				0

Total Bonds and Debentures				54,674,744

Canadian Pension Plan (Payable in Canadian Dollars)
CPPIB-001-MTN	7-Aug-37	2007	5.04	81,158	(1)
CPPIB-002-MTN	1-Dec-38	2009	4.67	102,577	(1)
CPPIB-003-MTN	3-Dec-40	2010	4.38	115,790	(1)
CPPIB-004-MTN	16-Jan-42	2012	3.42	104,459	(1)
CPPIB-005-MTN	3-Jul-42	2012	3.33	73,373	(1)

				477,357

Health Care Facilities				5,407

Province of Manitoba Promissory Notes				50,000

Treasury Bills Payable in CAD	Various	Various		2,600,000	(7)

Total Borrowings				57,807,508

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2023

Series	Date of Maturity	Year of Issue	Interest Rate (%)	Amount Outstanding	Ref.
				(In thousands of dollars)
BORROWINGS OF SELF-SUPPORTING UTILITIES:
The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
Series 1	15-Jun-92	1989	Matured	$72
Series 2	15-Jun-93	1990	Matured	15
Series 3	15-Jun-96	1991	Matured	104
Series 4	15-Jun-97	1992	Matured	321
Series 5	15-Jun-01	1996	Matured	332
Series 6	15-Jun-02	1997	Matured	45
	15-Jun-00	1997	Matured	116
	15-Jun-02	1997	Matured	90

				1,095

Manitoba Hydro Promissory Notes				50,000
City of Winnipeg Hydro Bonds				60,000	(1)

Total Self-Supporting Guaranteed Debt				111,095

References:

1.	Non-callable/redeemable.
2.	All or part swapped to Canadian dollars.
3.	All or part swapped to U.S. dollars.
4.	Callable as per terms.
5.	Extendable as per terms.
6.	Redeemable at holder’s option, prior to maturity.
7.	91-day Treasury Bills issued by tender in the amount of $200,000,000 weekly.
8.	The Province has only guaranteed the principal portion of the issue.
9.	Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.
10.	Putable at the holder’s option.

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	2019	2020	2021	2022	2023
	(in Millions of dollars)
Revenues
Domestic
Electric	$1,707	$1,702	$1,714	$1,834	$1,903
Gas	365	388	416	542	656
Extraprovincial	430	468	611	585	1,131
Other	74	71	80	79	145

	2,576	2,627	2,821	3,040	3,835

Expenses
Cost of gas sold	212	238	277	405	523
Finance Expense	778	838	846	1,068	1,031
Operating and administrative	576	579	608	660	694
Depreciation and amortization	496	512	563	605	658
Water rentals and assessments	113	126	128	101	84
Fuel and power purchased	136	98	184	394	138
Capital and other taxes	155	163	167	179	175
Other expenses	130	104	80	91	98
Finance income	(31)	(43)	(24)	(24)	(56)

	2,565	2,615	2,829	3,479	3,345

Net income (loss) before net movement in regulatory balances	11	14	(8)	(439)	490

Bet movements in regulatory balances	107	85	125	180	165

Net Income	$118	$99	$117	$(259)	$655

Net income (loss) attributable to:
Manitoba Hydro	$121	$99	$119	$(248)	$638
Non-controlling interests	(3)	—	(2)	(11)	17

	$118	$99	$117	$(259)	$655

Note: The financial information for fiscal years 2018-2022 was prepared using IFRS

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023
	(In millions of dollars)
ASSETS
Current Assets
Cash and cash equivalents	$1,083	$1,089
Accounts receivable and accrued revenue	509	565
Prepaid expenses	23	31
Inventory	106	143

	1,721	1,828

Property, Plant and Equipment	26,376	26,474
Non-Current Assets
Sinking fund investments
Goodwill	107	107
Intangible assets	1,023	998
Loans and other receivables	543	553

	1,673	1,658

Total assets before regulatory deferral balance	29,770	29,960
Regulatory deferral balance	1,368	1,450

	$31,138	$31,410

LIABILITIES AND RETAINED EARNINGS
Current Liabilities
Current portion of long-term debt	$1,141	$1,463
Accounts payable and accrued liabilities	453	413
Notes payable	50	50
Other liabilities	126	132
Accrued interest	136	134

	1,906	2,192

Long-Term Debt	23,617	23,097
Non-Current Liabilities
Other non-current liabilities	820	826
Employee future benefits	882	727
Deferred revenue	607	637
Provisions	101	74

	2,410	2,264

Total liabilities	27,933	27,553
Equity
Retained earnings	3,012	3,650
Accumulated other comprehensive loss	(383)	(305)

Equity attributed to Manitoba Hydro	2,629	3,345
Non-controlling interests	325	344

Total equity	2,954	3,689

Total liabilities and equity before regulatory deferral balance	30,887	31,242
Regulatory deferral balance	251	168

	$31,138	$31,410

V. THE MANITOBA HYDRO — ELECTRIC BOARD

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023
	(In Millions of dollars)
Operating Activities
Net Income	$(259)	$655
Net movement in regulatory balance	(180)	(165)
Add back:
Depreciation and amortization	605	658
Finance Expense	1,068	1,031
Finance Income	(24)	(56)
Adjustments for non–cash items	(10)	39
Adjustments for changes in non-cash working capital accounts:
Accounts receivable and accrued revenue	(38)	(52)
Prepaid expenses	(1)	(8)
Accounts payable and accrued liabilities	(2)	(39)
Other	64	(25)
Interest received	4	26
Interest paid	(1,092)	(996)

	135	1,068

Investing Activities
Additions to property, plant, equipment	(776)	(715)
Additions to intangible assets	(11)	(19)
Contributions received	46	46
Cash paid for mitigation obligations	(15)	(12)
Cash paid for major development obligations	(20)	(18)
Cash paid for transmission rights obligations	(22)	(22)
Other	5	(8)

	(793)	(748)

Financing Activities
Proceeds from long-term debt	1,505	837
Retirement of long-term debt	(954)	(1,148)
Advances to investment entities	(13)	(2)
Contributions from non-controlling interests	13	2
Proceeds from short-term borrowing, net	50	—
Sinking fund investment withdrawals	310	248
Sinking fund investment purchases	(310)	(248)
Repayment of lease liabilities	(2)	(3)

	599	(314)

Net increase (decrease) in cash and cash equivalents	(59)	6
Cash and cash equivalents, beginning of year	1,142	1,083

Cash and cash equivalents, end of year	$1,083	$1,089

V. THE MANITOBA HYDRO — ELECTRIC BOARD

Consolidated Statement of Comprehensive Income

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	2022	2023

	(In millions of dollars)
Net Income	$(259)	$655
Other comprehensive income (loss)
Items that will no be reclassified to income
Experience gains on pensions, net of actuarial losses	180	167
Items that will been reclassified to income
Cash flow hedges — unrealized foreign exchange losses on debt	(2)	(116)
Unrealized fair market value losses on commodity deriviatives	(32)	(7)
Items that have been reclassified to income
Cash flow hedges — realized foreign exchange losses (gains) on debt	31	34

	177	78

Comprehensive Income (Loss)	$(82)	$733

Comprehensive Income (Loss) attributed to:
Manitoba Hydro	$(71)	$716
Non-controlling interests	(11)	17

	$(82)	$733

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED MARCH 31, 2023

(with comparative figures for 2022)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Manitoba Hydro	Non-Controlling Interests	Total Equity

			(In millions of dollars)
Balance as at April 1, 2021	$3,260	$(560)	$2,700	$323	$3,023

Net income (loss)	(248)	—	(248)	(11)	(259)
Other comprehensive loss	—	177	177	—	177

Comprehensive income (loss)	(248)	177	(71)	(11)	(82)
Contributions	—	—	—	13	13
Adjustments for the adoption of new accounting policy

Balance as at March 31, 2022	3,012	(383)	2,629	325	2,954

Net income (loss)	638	—	638	17	655
Other comprehensive loss	—	78	78	—	78

Comprehensive income (loss)	638	78	716	17	733
Contributions	—	—	—	2	2

Balance as at March 31, 2023	$3,650	$(305)	$3,345	$344	$3,689

VI. SUMMARY FINANCIAL STATEMENTS

The Office of the Auditor General of Manitoba qualified its Audit Opinion on Manitoba’s March 31, 2023 Summary Financial Statements, with the following explanation:

Insufficient support for asset retirement obligations

Under PSAS, as of the year ended March 31, 2023, the Province was required to adopt a new accounting standard, PS 3280 – Asset Retirement Obligations. The Province has recognized a liability for asset retirement obligations in the statement of financial position as at March 31, 2023 and the related expenses in the statement of revenue and expense for the year then ended, and has restated the comparative figures using the modified retroactive approach.

Asset retirement obligations are legal obligations associated with the retirement of tangible capital assets. During the initial year of adoption, the Province was made to identify all legal obligations associated with retirement of its assets to ensure completeness of the asset retirement obligations recorded, and estimate the future costs of remediation for these obligations to determine their valuation. The Province has not provided sufficient appropriate audit evidence regarding the completeness and the valuation of the amounts recorded and the disclosures required in respect of this liability.

Consequently, we were unable to determine whether the amounts in question should have been adjusted with respect to the accumulated deficit as at March 31, 2022; tangible capital assets and the asset retirement obligations as at March 31, 2022 and March 31, 2023 and the related expenses for the years then ended; and the related disclosures in notes 2, 13 and Schedule 7 of the Summary Financial Statements. The relevant figures are included in table below.

Scope Limitation — Impacted Accounts and Balances

	2022	2023

	(In millions of dollars)
Opening asset retirement obligation:	$760	$788
Accretion expense	29	35
Liabilities settled during the period	(1)	(2)
Change in assumptions	—	(64)

Ending asset retirement obligation	788	757

Tangible capital assets:
Amounts related to asset retirement obligation	248	247

Adjustments to operating accumulated deficit	494	540